Exhibit (a)(1)(i)

Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

CONTINENTAL RESOURCES, INC.

at

$74.28 per Share by

OMEGA ACQUISITION, INC.,

an entity wholly owned by Harold G. Hamm

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, NOVEMBER 21, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and affiliate of Continental Resources, Inc., an Oklahoma corporation (the “Company”), is offering to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”); and (ii) Shares underlying unvested Company RS Awards (as defined herein) (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares” and the holders of such Rollover Shares, the “Rollover Shareholders”), for $74.28 per Share (the “Offer Price”), in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with this Offer to Purchase, constitutes the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to the Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022 (as amended from time to time, the “Merger Agreement”), between the Company and the Purchaser.

The Merger Agreement provides that promptly (and, in any event, within two business days) after the Expiration Time (as defined below), and subject to the terms and conditions of the Merger Agreement, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”). Immediately prior to the Acceptance Time, Founder will contribute 100% of the capital stock of the Purchaser to the Company, as a result of which the Purchaser will become a wholly owned subsidiary of the Company. As soon as practicable after the Acceptance Time and subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation wholly owned by the Founder Family Rollover Shareholders. At the effective time of the Merger (the “Merger Effective Time”), each Share outstanding as of immediately prior to the Merger Effective Time (other than: (i) the Rollover Shares; (ii) Shares owned by the Company as treasury stock or owned by any wholly owned subsidiary of the Company, including Shares irrevocably accepted by the Purchaser pursuant to the Offer; and (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 1091 of the Oklahoma General Corporation Act (the “OGCA”), in each case, as determined immediately prior to the Merger Effective Time (collectively, the “Excluded Shares”)) will be automatically converted into the right to receive the Offer Price, in cash and without interest, subject to deduction for any required withholding taxes. The Merger Agreement is more fully described in “The Offer—Section 16—The Merger Agreement.” As a result of the Merger, the Company’s Shares will cease to be listed on the New York Stock Exchange (the “NYSE”) and will subsequently be deregistered under the Exchange Act.

If the Offer is consummated, the Purchaser does not anticipate seeking the approval of the Company’s remaining shareholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the Acceptance Time, without a vote of the Company’s shareholders, in accordance with Section 1081.H of the OGCA.

The Board of Directors of the Company (the “Company Board”) has, upon the unanimous recommendation of a special committee comprised solely of independent and disinterested directors: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders (other than any holder of Rollover Shares or an affiliate thereof or of the Company, such unaffiliated shareholders, the “Public Shareholders”); (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the OGCA; (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 1081.H of the OGCA; and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their Shares into the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into a Non-Tender and Support Agreement, dated October 16, 2022 (the “Support Agreement”), with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. As of the date of this Offer to Purchase, the Founder Family Rollover Shareholders own, in the aggregate, approximately 83% of the outstanding Shares.

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into a limited guarantee in favor of the Company, dated October 16, 2022 (the “Limited Guarantee”), with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

The Offer is subject to conditions, including: (i) the Special Committee Recommendation Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); (ii) the Representations and Warranties Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); (iii) the Covenants Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); (iv) the Average Crude Oil Price Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); and (v) other conditions as set forth in “The Offer—Section 18—Conditions to the Offer.” Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), the Purchaser also reserves the right to waive any of the conditions to the Offer (in each case, other than the Special Committee Recommendation Condition, which is non-waivable and may not be amended or modified) and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Merger Agreement, provided that the Company’s prior written consent (which consent must be approved by the Special Committee) is required for the Purchaser to: (i) decrease the Offer Price; (ii) change the amount or form of consideration to be paid in the Offer; (iii) decrease the number of Shares subject to the Offer; (iv) impose any condition to the Offer other than those set forth in Annex I to the Merger Agreement; (v) terminate, accelerate, limit, extend or otherwise change (or make any other amendment that would terminate, accelerate, limit, extend or otherwise change) the Expiration Time in any manner (except as required under the Merger Agreement); or (vi) otherwise amend, modify or supplement any of the conditions to or terms of the Offer in a manner that is, or would reasonably be expected to be, adverse to the holders of Shares other than holders of the Rollover Shares.

Upon the terms and subject to the conditions set forth in the Offer, promptly after the Expiration Time (and in any event, within two business days thereafter), the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares that are validly tendered and not withdrawn on or prior to one minute after 11:59 p.m., New York City Time, at the end of the day on November 21, 2022 or, in the event the Offer is extended or earlier terminated, the latest time and date at which the Offer, as so extended or earlier terminated, will expire (the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) will be available.

Pursuant to the terms of the Merger Agreement, if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived (to the extent waivable), the Purchaser must extend (and re-extend) the Offer from time to time until all of the conditions to the Offer have been satisfied or waived (to the extent waivable); provided that each individual extension will not be for a period of more than ten business days (except with the prior written consent of the Company, which consent must be approved by the Special Committee), provided further that the Purchaser will not be required to extend the Offer beyond December 31, 2022 (the “End Date”) unless the Purchaser is not then permitted to terminate the Merger Agreement, in which case the Purchaser is required to extend the Offer beyond the End Date. In addition, the Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or required by the rules and regulations of the NYSE or applicable law. Except as otherwise permitted pursuant to the Merger Agreement, the Purchaser may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the prior written consent of the Company (which consent must be approved by the Special Committee).

Any extension, termination or amendment of the Offer will be followed by a prompt public announcement thereof.

If you desire to tender all or any portion of your Shares in the Offer, you must: (i) if your Shares are represented by a stock certificate or held in book-entry form on the books of the Company, complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signatures guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and if your Shares are represented by a stock certificate, deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary; or (ii) if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request that your broker, dealer, commercial bank, trust company or other nominee effect the tender of your Shares for you. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver (to the extent waivable) of the conditions to the Offer, the Purchaser will accept for payment and pay for, or cause to be paid for, promptly after the Expiration Time (and in any event within two business days), all Shares validly tendered and not validly withdrawn. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn when, as and if the Purchaser gives oral or written notice of the Purchaser’s acceptance to the Depositary. Upon the terms and subject to the conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of (or causing to be deposited) the purchase price therefor with the Depositary, which will act as agent for the purpose of receiving such payments and transmitting such payments to tendering shareholders. Under no circumstances will the Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in “The Offer—Section 3—Procedures for Tendering Shares”)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 2—Acceptance for Payment and Payment for Shares”) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in this Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, the Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the specific tax consequences to you of exchanging your shares for cash pursuant to the Offer or the Merger in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

The Company has provided to the Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

We have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase and the related Letter of Transmittal form a part. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), and the Company and the Founder Family Group (as defined herein) have filed a Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each in connection with the Offer and/or the other transactions contemplated by the Merger Agreement. The Schedule TO, Schedule 14D-9 and Schedule 13E-3, and any amendments, including exhibits, contain important information, and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of this Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent (as defined herein), at its address and telephone numbers set forth on the back cover of this Offer to Purchase and will be furnished promptly at the Purchaser’s expense. The Founder Family Group will not pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in this Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

October 24, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•

If you are a record holder (i.e., your Shares are represented by a stock certificate or held in book-entry form on the books of the Company), you must complete and sign the enclosed Letter of Transmittal (or a facsimile thereof), in accordance with the instructions in the Letter of Transmittal, and send it with your stock certificate (if your Shares are represented by a stock certificate) and any other required documents to the Depositary. These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•

If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact D.F. King & Co., Inc., the information agent for the Offer, by phone, for shareholders at (800) 283-9185 (toll free), or for banks and brokers at (212) 269-5550 for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must request that your broker, dealer, commercial bank, trust company or other nominee effect the tender of your Share for you.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled to occur at one minute after 11:59 p.m., New York City Time, at the end of the day on November 21, 2022, unless extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of this Offer to Purchase are followed.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

TABLE OF CONTENTS

Page
SUMMARY TERM SHEET	1
Who is offering to buy my securities?	2
What securities are you offering to purchase?	2
Why are you making the Offer?	2
How much are you offering to pay for Shares and what is the form of payment? Will I have to pay any fees or commissions?	2
Do you have the financial resources to pay for the Shares?	3
Is your financial condition relevant to my decision to tender in the Offer?	3
What are the most significant conditions to the Offer?	3
Is there an agreement governing the Offer?	3
What does the Company’s Board of Directors think about the Offer?	4
Does the Founder Family Group have interests in the Offer that are different from my interests as a shareholder of the Company?	4
What is the position of the Founder Family Group as to the fairness of the transaction?	5
How long do I have to decide whether to tender my Shares in the Offer?	5
When and how will I be paid for my tendered Shares?	5
Can the Offer be extended and under what circumstances?	5
Will you provide a subsequent offering period?	5
How will I be notified if the Offer is extended?	5
How do I tender my Shares?	6
How do I tender Shares that are not represented by a certificate?	6
Until what time can I withdraw tendered Shares?	6
How do I withdraw tendered Shares?	6
Can holders of unvested restricted stock awards participate in the Offer?	6
Will the Offer be followed by a Merger if not all of the Shares (other than the Rollover Shares) are tendered in the Offer? If the Merger is completed, will the Company continue as a public company?	7
Will a meeting of the Company’s shareholders be required to approve the Merger?	7
If I decide not to tender, how will the Offer affect my Shares?	8
Are appraisal rights available in either the Offer or the Merger?	8
What is the market value of my Shares as of a recent date?	8
What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer or the Merger?	9
Who can I talk to if I have questions about the Offer?	9

INTRODUCTION	10

SPECIAL FACTORS	13
1. Position of the Purchaser Regarding Fairness of the Transaction	13
2. Materials Prepared by the Founder’s Financial Advisor	15
3. Materials Prepared by the Special Committee’s Financial Advisor	20

THE OFFER	21
1. Terms of the Offer	21
2. Acceptance for Payment and Payment for Shares	22
3. Procedures for Tendering Shares	23
4. Withdrawal Rights	25
5. Certain U.S. Federal Income Tax Consequences	26
6. Price Range of Shares; Dividends	28
7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.	29
8. Certain Information Concerning the Company	30
9. Certain Information Concerning the Founder Family Group	30
10. Interests of Certain Persons in the Offer and Merger	31
11. Transactions and Arrangements Concerning the Shares	32

i

12. Related Party Transactions.	33
13. Source and Amount of Funds	36
14. Background of the Offer and the Merger; Contacts with the Company	37
15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights	37
16. The Merger Agreement	39
17. Dividends and Distributions	52
18. Conditions to the Offer	52
19. Certain Legal Matters; Regulatory Approvals	54
20. Fees and Expenses	56
21. Conduct of the Company’s Business If the Offer Is Not Consummated	56
22. Miscellaneous	57

SCHEDULE I	S-1
Directors and Executive Officers of the Purchaser	S-1
Founder and the Founder Family Group	S-2
Security Ownership of Certain Beneficial Owners and Management	S-3

SCHEDULE II	S-1
General Corporation Act of Oklahoma Section 1091 Appraisal Rights	S-1

ii

SUMMARY TERM SHEET

Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and affiliate of Continental Resources, Inc., an Oklahoma corporation (the “Company”), is offering to purchase any and all of the outstanding Shares (as defined below) of the Company, other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”) and; (ii) Shares underlying unvested Company RS Awards (as defined herein) (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares” and the holders of such Rollover Shares, the “Rollover Shareholders”), for $74.28 per share (the “Offer Price”), of such Shares in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with this Offer to Purchase, constitutes the “Offer”), and pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022, by and between the Company and the Purchaser (as amended from time to time, the “Merger Agreement”).

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into a Non-Tender and Support Agreement, dated October 16, 2022 (the “Support Agreement”), with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. As of the date of the Offer to Purchase, the Founder Family Rollover Shareholders own, in the aggregate, approximately 83% of the outstanding Shares.

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into a limited guarantee in favor of the Company, dated October 16, 2022 (the “Limited Guarantee”), with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

The following are some of the questions you, as a Company shareholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet.

Unless the context otherwise requires or as otherwise set forth herein, the terms “we,” “our” and “us” refer to the Purchaser. The term “Founder Family Group” refers to the Purchaser, the Founder Family Rollover Shareholders and Roger Clements, a natural person residing in the State of Oklahoma who serves as co-trustee of certain trusts that are Founder Family Rollover Shareholders.

The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to the Purchaser and/or the Founder Family Group by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Neither the Purchaser nor the Founder Family Group has independently verified the accuracy or completeness of such information.

Securities Sought	Any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, other than the Rollover Shares.

Price Offered Per Share	$74.28, in cash, without interest and subject to deduction for any required withholding taxes.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City Time, at the end of the day on November 21, 2022, unless the Offer is extended or earlier terminated.

Purchaser	Omega Acquisition, Inc., an Oklahoma corporation, 100% of the capital stock of which is owned by the Founder.

Who is offering to buy my securities?

Omega Acquisition, Inc. is an Oklahoma corporation formed by the Founder for the purpose of making the Offer. The Purchaser’s capital stock is 100% owned by the Founder as of the date of this Offer to Purchase. Immediately prior to the closing of the Offer, the Founder will contribute all of the capital stock of the Purchaser to the Company. Following the closing of the Offer, the Purchaser will be merged with and into the Company, with the Company surviving the Merger (as defined below) as an entity that is wholly owned by the Founder Family Rollover Shareholders.

As of the date of this Offer to Purchase, the Founder Family Rollover Shareholders own approximately 83% of the outstanding Shares, or approximately 299.7 million Shares. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning the Founder Family Group.”

What securities are you offering to purchase?

We are offering to purchase any and all of the outstanding Shares, other than the Rollover Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of the Company’s common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer as the initial step in a two-step transaction that, if consummated, will result in the Company, as the surviving corporation in the second-step Merger (as described below), becoming an entity that is wholly owned by the Founder Family Rollover Shareholders. The Merger Agreement provides that promptly (and, in any event, within two business days) after the expiration of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”). If the Offer is consummated, the Purchaser intends, as soon as practicable after the Acceptance Time, to consummate the Merger. Upon consummation of the Merger, the Company’s Shares will cease to be listed on the New York Stock Exchange (“NYSE”) and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

How much are you offering to pay for Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $74.28 per Share, in cash, without interest and subject to deduction for any required withholding taxes. If you are the record holder of your Shares (i.e., your Shares are represented by a stock certificate or held in book-entry form on the books of the Company) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the Shares?

Yes. We have access to sufficient resources to make the payment for your Shares. We estimate that we will need approximately $4.3 billion to acquire the Shares pursuant to the Offer and the Merger. In the Merger Agreement, the Company has agreed to cooperate with us in obtaining the funds needed to acquire the Shares pursuant to the Offer and the Merger. The Company had a cash balance of approximately $1.8 billion as of September 30, 2022 and expects to have a cash balance of between approximately $2.2 billion and $2.4 billion as of the scheduled expiration of the Offer. In addition, the Company’s Revolving Credit Agreement (as defined herein) has $2.255 billion of lender commitments and no outstanding borrowings as of October 24, 2022. While the Company expects that its cash on hand and availability under the Revolving Credit Agreement should be sufficient to acquire the Shares in the Offer and the Merger, it is in the process of negotiating the terms of a term loan in order to provide funds to consummate the Offer and the Merger and expects to have access to borrowing capacity under that term loan prior to the Expiration Time. In addition, the Founder has entered into the Limited Guarantee described under “The Offer—Section 12—Related Party Transactions—Limited Guarantee” pursuant to which the Founder has provided the Company with a guarantee, under certain circumstances, of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger. We expect that such funds will come from a combination of the foregoing sources.

The Offer is not conditioned upon the availability of any financing arrangements. See “The Offer—Section 13—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

as described above, the Company has access to significant capital resources and has agreed to cooperate with us in obtaining the funds needed to acquire the Shares pursuant to the Offer and the Merger;

•	consummation of the Offer is not subject to any financing condition; and

•

if we consummate the Offer, we expect to complete the Merger as promptly as practicable after the Acceptance Time, in which all Shares (other than the Excluded Shares (as defined below)) that then remain issued and outstanding will be converted into the right to receive the Offer Price.

See “The Offer—Section 13—Source and Amount of Funds” and “The Offer—Section 16—The Merger Agreement.”

What are the most significant conditions to the Offer?

The Offer is subject to conditions, including: (i) the Special Committee Recommendation Condition (as defined in “The Offer—Section 18—Conditions to the Offer”), (ii) the Representations and Warranties Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); (iii) the Covenants Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); (iv) the Average Crude Oil Price Condition (as defined in “The Offer—Section 18—Conditions to the Offer”) and (v) other conditions as set forth in “The Offer—Section 18—Conditions to the Offer.” Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

Is there an agreement governing the Offer?

Yes. The Company and the Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following the Acceptance Time, the Merger of the Purchaser with and into the Company. See the “Introduction” to this Offer to Purchase, “The Offer—Section 16—The Merger Agreement” and “The Offer—Section 18—Conditions to the Offer.”

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into the Support Agreement with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. See “Introduction” to this Offer to Purchase and “The Offer—Section 12—Related Party Transactions—Support Agreement.”

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into the Limited Guarantee, with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger. See “Introduction” to this Offer to Purchase and “The Offer—Section 12—Related Party Transactions—Limited Guarantee.”

What does the Company’s Board of Directors think about the Offer?

The Company’s Board of Directors (the “Company Board”), upon the unanimous recommendation of a special committee comprised solely of independent and disinterested directors (the “Special Committee”), has:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders (other than any holder of Rollover Shares or an affiliate thereof or of the Company, such unaffiliated shareholders, the “Public Shareholders”);

•

approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Oklahoma General Corporation Act (the “OGCA”);

•	resolved that the Merger Agreement and the Merger shall be governed by Section 1081.H of the OGCA; and

•

resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their Shares into the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the Company Board and recommending that the Public Shareholders tender their Shares in the Offer.

See “The Offer—Section 14—Background of the Offer and the Merger; Contacts with the Company” and “The Offer—Section 16—The Merger Agreement.” We expect that a more complete description of the reasons for the Company Board’s approval of the Offer and the Merger will be set forth in the Schedule 14D-9 to be prepared by the Company and filed with the SEC and mailed to the Public Shareholders.

Does the Founder Family Group have interests in the Offer that are different from my interests as a shareholder of the Company?

Yes. The Founder Family Group’s interests in the Offer and the Merger are different from those of the Public Shareholders. In particular, the Founder Family Rollover Shareholders’ financial interests with regard to the price to be paid in the Offer and the Merger are adverse to the interests of the Public Shareholders because they have an interest in acquiring the Shares as inexpensively as possible and the Public Shareholders have an interest in selling their Shares for the highest possible price. Also, if you sell Shares in the Offer or your Shares (other than Company RS Awards) are converted into the right to receive cash consideration in the Merger, you will cease to have any interest in the Company and will not have the opportunity to participate in the future earnings or growth, if any, of the Company. On the other hand, the Founder Family Rollover Shareholders will benefit from any future increase in the value of the Company, as well as bear the burden of any future decrease in the value of the Company. See “The Offer—Section 15—Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights.”

What is the position of the Founder Family Group as to the fairness of the transaction?

The Founder Family Group believes that the transaction is fair to the Public Shareholders, based upon the factors set forth under “Special Factors—Section 1—Position of the Purchaser Regarding Fairness of the Transaction.”

How long do I have to decide whether to tender my Shares in the Offer?

You have until one minute after 11:59 p.m., New York City Time, at the end of the day on November 21, 2022 (unless extended or earlier terminated), to tender your Shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer (the “Expiration Time”) in order to be able to tender your Shares prior to the expiration of the Offer.

When and how will I be paid for my tendered Shares?

If the conditions to the Offer set forth in “The Offer—Section 18—Conditions to the Offer” are satisfied or waived (to the extent waivable) as of the expiration of the Offer, we will accept for payment and pay for, or cause to be paid for, all validly tendered and not validly withdrawn Shares as promptly as practicable after (and in any event within two business days) the date of expiration of the Offer.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived (to the extent waivable), we must extend (and re-extend) the Offer from time to time until all of the conditions to the Offer have been satisfied or waived (to the extent waivable); provided that each individual extension will not be for a period of more than ten business days (except with the prior written consent of the Company, which consent must be approved by the Special Committee), provided further that we will not be required to extend the Offer beyond December 31, 2022 (the “End Date”) unless the Purchaser is not then permitted to terminate the Merger Agreement, in which case the Purchaser is required to extend the Offer beyond the End Date. In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or required by the rules and regulations of the NYSE or applicable law. See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

We do not presently intend to offer, and the Merger Agreement does not provide for, a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and the Information Agent of that fact and will make a prompt public announcement of the extension.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., your Shares are represented by a stock certificate or held in book-entry form on the books of the Company), you must complete and sign the enclosed Letter of Transmittal (or a facsimile thereof), in accordance with the instructions provided in the Letter Transmittal, and send it with your stock certificates (if your Shares are represented by a stock certificate) and any other required documents to the Depositary. These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

•

If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact D.F. King & Co., Inc., the Information Agent, by phone at, for shareholders at (800) 283-9185 (toll free), or for banks and brokers at (212) 269-5550 for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must request that your broker, dealer, commercial bank, trust company or other nominee effect the tender of your Shares for you.

How do I tender Shares that are not represented by a certificate?

If you directly hold uncertificated Shares in an account with the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, you should follow the instructions for book-entry transfer of your Shares as described in “The Offer—Section 3—Procedures for Tendering Shares” and in the attached Letter of Transmittal. If you hold your uncertificated Shares through a broker, dealer, commercial bank, trust company or other nominee, you must request that your broker, dealer, commercial bank, trust company or other nominee effect the tender of your Shares for you.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time (as it may be extended from time to time). Further, if we have not accepted your Shares for payment by December 23, 2022, you may withdraw them at any time after that date until we accept your Shares for payment. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information as set forth in “The Offer—Section 4—Withdrawal Rights” to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of unvested restricted stock awards participate in the Offer?

The Offer is only for the outstanding Shares that are not subject to vesting and/or forfeiture conditions and is not being made for Shares underlying unvested restricted stock awards (“Company RS Awards”).

At the Merger Effective Time, however, each unvested Company RS Award issued under the Company’s long-term incentive compensation plans that is outstanding immediately prior to the Merger Effective Time, will be replaced with a restricted stock unit award covering the same number of shares of the surviving corporation as the number of Shares covered by the Company RS Award immediately prior to the Merger Effective Time (assuming that a share of the surviving corporation immediately following the Merger Effective Time has the same value as a Share immediately prior to the Merger Effective Time) that provides the holder of such cancelled Company RS Award with the right to receive, upon vesting of such replacement award, at the surviving corporation’s sole discretion, for each share of common stock of the surviving corporation covered by such a share of the replacement award (i) a share of the surviving corporation, (ii) a cash amount having substantially equivalent value to the consideration described in clause (i), or (iii) a combination of cash and shares (including fractional shares) of the surviving corporation that, together, have substantially equivalent value to the consideration described in clause (i), in each case, together with any unpaid dividends accrued on such Company RS Award. See “The Offer—Section 16—The Merger Agreement—Company RS Awards.”

Will the Offer be followed by a Merger if not all of the Shares (other than the Rollover Shares) are tendered in the Offer? If the Merger is completed, will the Company continue as a public company?

If the conditions to the Merger are satisfied or waived (to the extent waivable), we will effect the Merger as promptly as practicable following the Acceptance Time in accordance with the terms of the Merger Agreement, without a vote or any further action by the shareholders of the Company, pursuant to Section 1081.H of the OGCA.

Upon the completion of the Merger, the surviving corporation will be wholly owned by the Founder Family Rollover Shareholders. In addition, we intend to cause the Shares to be delisted from the NYSE and deregistered under the Exchange Act, after completion of the Merger. If the Merger takes place, each Share outstanding immediately prior to the Merger Effective Time (other than the Excluded Shares) will be converted into the right to receive the Offer Price, in cash and without interest, subject to any applicable withholding taxes. See the “Introduction” to this Offer to Purchase and “The Offer—Section 15—Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights” and “The Offer—Section 16—The Merger Agreement.”

Will a meeting of the Company’s shareholders be required to approve the Merger?

No. Section 1081.H of the OGCA provides that, unless expressly required by its certificate of incorporation, no vote of shareholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 1081.H of the OGCA and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation on the terms provided in the Merger Agreement that, absent Section 1081.H of the OGCA, would be entitled to vote on the adoption or rejection of the Merger Agreement (other than shares of rollover stock (as defined in Section 1081.H of the OGCA));

•

immediately following the consummation of the tender offer, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depository prior to the expiration of such tender offer (together with any rollover stock) equals at least the amount of shares of each class of stock of the constituent corporation, and of each class or series thereof, that, absent Section 1081.H of the OGCA, that would otherwise be required for the shareholders of the constituent corporation to adopt a merger agreement with the acquiring entity pursuant to Section 1081 of the OGCA and the certificate of incorporation of such constituent corporation;

•	the corporation consummating the tender offer referred to above merges with or into such constituent corporation pursuant to such agreement; and

•

each outstanding share (other than any rollover stock), of each class or series of stock of the constituent corporation not irrevocably accepted for purchase in the tender offer is converted into the right to receive the same consideration as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we have agreed in the Merger Agreement to effect the Merger as promptly as practicable following the Acceptance Time in accordance with the terms of the Merger Agreement, without a vote or any further action by the Company’s shareholders.

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated between the Company and the Purchaser, the Company shareholders who did not tender their Shares in the Offer (other than the holders of Excluded Shares) will receive cash in an amount equal to the price per Share paid in the Offer, without interest, and subject to deduction for any required withholding taxes. If we accept and purchase Shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the Public Shareholders, pursuant to the OGCA. Therefore, if the Merger takes place, the only differences to you between tendering your Shares and not tendering your Shares are: (i) that you may be paid earlier if you tender your Shares; and (ii) appraisal rights under Section 1091 of the OGCA will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See “The Offer—Section 15— Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights—No Shareholder Approval.”

While we intend, and are obligated under the Merger Agreement, to consummate the Merger as soon as practicable after the Acceptance Time, if the Merger does not take place and the Offer is consummated, there may be so few remaining shareholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by the Public Shareholders. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, the Company may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC’s rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 16—The Merger Agreement.”

No shareholder vote will be required to consummate the Merger, and we expect the consummation of the Offer and the consummation of the Merger to occur on the same date. See “The Offer—Section 15— Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights—No Shareholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the OGCA, if the Merger is consummated, any shareholder who does not tender its Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 1091 of the OGCA, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of its Shares in any federal court or state court located in Oklahoma County in the State of Oklahoma and receive a cash payment of the “fair value” of its Shares as of the Merger Effective Time as determined by such court. The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price. See “The Offer—Section 15— Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On June 13, 2022, the last full trading day before the Company announced that the Founder had made a proposal to the Company Board to pursue the Offer, the closing sale price of a Share reported on the NYSE was $64.50. On October 14, 2022, the last full trading day before the Company announced the execution of the Merger Agreement, the closing sale price of a Share reported on the NYSE was $68.22. On October 21, 2022, the last full trading day before the date of this Offer to Purchase, the closing sale price of a Share reported on the NYSE was $74.00. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer or the Merger?

In general, your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or the Merger in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who can I talk to if I have questions about the Offer?

You can contact D.F. King & Co., Inc., the Information Agent, by phone at, for shareholders at (800) 283-9185 (toll free), or for banks and brokers at (212) 269-5550. See the back cover of this Offer to Purchase.

To the Shareholders of Continental Resources, Inc.:

INTRODUCTION

Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and affiliate of Continental Resources, Inc., an Oklahoma corporation (the “Company”), is offering to purchase any and all outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of the Company, other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”); and (ii) Shares underlying unvested Company RS Awards (as defined herein) (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares” and the holders of such Rollover Shares, the “Rollover Shareholders”), for $74.28 per Share (the “Offer Price”), of such Shares in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Unless the context requires otherwise or as otherwise set forth herein, the terms “we,” “our” and “us” refer to the Purchaser. The term “Founder Family Group” refers to the Purchaser, the Founder Family Rollover Shareholders and Roger Clements, a natural person residing in the State of Oklahoma who serves as co-trustee of certain trusts that are Founder Family Rollover Shareholders.

If you are the record holder of your Shares (i.e., your Shares are represented by a stock certificate or held in book-entry form on the books of the Company), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. Shareholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) and D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 20—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022 (as amended from time to time, the “Merger Agreement”), between the Company and the Purchaser. The Merger Agreement provides that promptly (and, in any event, within two business days) after the expiration of the Offer and subject to the terms and conditions of the Merger Agreement, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”). Immediately prior to the Acceptance Time, Founder will contribute 100% of the capital stock of the Purchaser to the Company, as a result of which the Purchaser will become a wholly owned subsidiary of the Company. As soon as practicable after the Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with Company continuing as the surviving corporation wholly owned by the Founder Family Rollover Shareholders. At the Merger Effective Time, each outstanding Share (other than: (i) the Rollover Shares; (ii) Shares owned by the Company as treasury stock or owned by any wholly owned subsidiary of the Company, including Shares irrevocably accepted by the Purchaser pursuant to the Offer; and (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 1091 of the Oklahoma General Corporation Act (the “OGCA”), in each case, as determined immediately prior to the Merger Effective Time (collectively, the “Excluded Shares”)) will be converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 16—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 16—The Merger Agreement” contains a more detailed description of the Merger Agreement. “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger.

The Offer is being made only for Shares that are not subject to vesting and/or forfeiture conditions and is not being made for Shares underlying unvested restricted stock awards (the “Company RS Awards”), holders of which are not eligible to participate in the Offer. The Merger Agreement provides that at the Merger Effective Time, however, each unvested Company RS Award issued under the Company’s long-term incentive compensation plans that is outstanding immediately prior to the Merger Effective Time will be replaced with a restricted stock unit award covering the same number of shares of the surviving corporation as the number of Shares covered by the Company RS Award immediately prior to the Merger Effective Time (assuming that a share of the surviving corporation immediately following the Merger Effective Time has the same value as a Share immediately prior to the Merger Effective Time) that provides the holder of such cancelled Company RS Award with the right to receive, upon vesting of such replacement award, at the surviving corporation’s sole discretion, for each share of common stock of the surviving corporation covered by such a share of the replacement award (i) a share of the surviving corporation, (ii) a cash amount having substantially equivalent value to the consideration described in clause (i), or (iii) a combination of cash and shares (including fractional shares) of the surviving corporation that, together, have substantially equivalent value to the consideration described in clause (i), in each case, together with any unpaid dividends accrued on such Company RS Award (the “Replacement RS Awards”). See “The Offer—Section 16—The Merger Agreement—Company RS Awards.”:

The Company Board of Directors (the “Company Board”) has, upon the unanimous recommendation of a special committee of independent and disinterested directors (the “Special Committee”): (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders (other than any holder of Rollover Shares or an affiliate thereof or of the Company, such unaffiliated shareholders, the “Public Shareholders”); (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger in accordance with the requirements of the OGCA; (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 1081.H of the OGCA; and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their Shares into the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into a Non-Tender and Support Agreement, dated October 16, 2022 (the “Support Agreement”), with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. As of the date of this Offer to Purchase, the Founder Family Rollover Shareholders own, in the aggregate, approximately 83% of the outstanding Shares.

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into a limited guarantee in favor of the Company, dated October 16, 2022 (the “Limited Guarantee”), with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

The Company will file its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore, the Public Shareholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is subject to conditions, including: (i) the Special Committee Recommendation Condition (as defined in “The Offer—Section 18—Conditions to the Offer”), (ii) the Representations and Warranties Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); (iii) the Covenants Condition (as defined in “The Offer—Section 18—Conditions to the Offer”); (iv) the Average Crude Oil Price Condition (as defined in “The Offer—Section 18—Conditions to the Offer”) and (v) other conditions as set forth in “The Offer—Section 18—Conditions to the Offer.” The Offer is not conditioned upon the Purchaser obtaining financing or any minimum tender threshold.

According to the Company, as of the close of business on October 16, 2022, there were: (i) 357,633,808 outstanding Shares (excluding Company RS Awards); (ii) 5,385,920 outstanding Shares in respect of Company RS Awards; (iii) 15,658,068 Shares reserved for issuance pursuant to the Company Plans (as defined in the Merger Agreement); and (iv) no outstanding shares of preferred stock. As of the date of this Offer to Purchase, the Founder Family Rollover Shareholders own approximately 299.7 million Shares.

We currently intend, as soon as practicable following the Acceptance Time and the satisfaction or waiver (to the extent waivable) of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of the Purchaser at the Merger Effective Time will be the directors of the surviving corporation. As of the date of this Offer to Purchase, the surviving corporation has not entered into any new or revised compensation arrangements with any of the directors or officers of the Company for their service following the Merger Effective Time, and it does not anticipate any new or revised arrangements, other than any documentation that would be necessary in connection with Replacement RSU Awards.

Section 1081.H of the OGCA provides that, if immediately following the consummation of a tender offer for any and all shares of an Oklahoma corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depository prior to the expiration of such tender offer (together with any rollover stock) equals at least the amount of shares of each class of stock of the constituent corporation, and of each class or series thereof, that, absent Section 1081.H of the OGCA would otherwise be required for the shareholders of the constituent corporation to adopt a merger agreement with the acquiring entity pursuant to Section 1081 of the OGCA and the certificate of incorporation of such constituent corporation, and each outstanding share (other than any rollover stock) of each class or series of stock of the constituent corporation not irrevocably accepted for purchase in the tender offer is converted into the right to receive the same consideration as was payable in the tender offer, the constituent corporation can effect a merger without the vote of the shareholders of the constituent corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as practicable after the Acceptance Time, without a vote of the Company shareholders, in accordance with Section 1081.H of the OGCA. See “The Offer—Section 15— Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights.”

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 18—Conditions to the Offer.” The Offer will expire at one minute after 11:59 p.m., New York City Time, at the end of the day on November 21, 2022, unless we extend the Offer. See “The Offer—Section 16—The Merger Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and the Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Purchaser consummates the Offer, the Purchaser will consummate the Merger pursuant to Section 1081.H of the OGCA without the approval of the Company’s shareholders.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

Under the SEC’s rules governing “going private” transactions, each member of the Founder Family Group is deemed to be an affiliate of the Company and, therefore, is required to disclose certain information and express his, her or its beliefs as to certain matters to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. Each member of the Founder Family Group is making the statements included in this “Special Factors” section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. References to “we,” “us,” “our,” and similar references in this “Special Factors” section are to the Founder Family Group.

1. Position of the Purchaser Regarding Fairness of the Transaction

We believe that the Merger Agreement, the Support Agreement and the Limited Guarantee and the transactions contemplated thereby, including the Offer and the Merger, are fair to the Public Shareholders. We base our belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:

•

The terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were reviewed and negotiated by the Special Committee, which was comprised solely of independent and disinterested directors who are unaffiliated with the Founder Family Group and are not officers or employees of the Company.

•

The Special Committee has unanimously: (a) determined that the Merger Agreement, the Support Agreement and the Limited Guarantee and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Public Shareholders; (b) recommended that the Company Board approve, adopt and declare advisable the Merger Agreement; (c) recommended that the Company Board approve the execution, delivery and performance by the Company of the Merger Agreement, the Support Agreement and the Limited Guarantee, and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the OGCA; and (d) recommended that the Public Shareholders tender their Shares into the Offer (which recommendation’s continuing effect shall be subject to the terms and conditions of the Merger Agreement and the Special Committee’s rights thereunder).

•

In connection with taking the foregoing actions, the Special Committee selected and was advised by its own advisors, including Wachtell, Lipton, Rosen & Katz, its independent legal counsel, and Evercore Group L.L.C. (“Evercore”), its independent financial advisor. A copy of Evercore’s opinion, dated October 16, 2022, which was rendered to the Special Committee, is attached as Annex B to the Schedule 14D-9.

•

The Company Board determined, upon the unanimous recommendation of the Special Committee, that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Public Shareholders. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

•	The Offer Price represents a premium of approximately:

•	15.2% to the closing price of the Shares on June 13, 2022, the last trading day prior to the announcement by the Company that the Founder had made a proposal to pursue the Offer;

•

17.5% to the volume weighted average price of the Shares over the last 30 trading days through June 13, 2022, the last trading day prior to the announcement by the Company that the Founder had made a proposal to pursue the Offer; and

•

28.1% to the volume weighted average price of the Shares traded from January 3, 2022 through June 13, 2022, the last trading day prior to the announcement by the Company that the Founder had made a proposal to pursue the Offer;

•

The negotiations between the Special Committee and its legal and financial advisors, on the one hand, and us and our legal and financial advisors, on the other hand, resulted in an increase of approximately 6.1% over the initial proposed Offer Price of $70.00 per Share.

•	Neither the Offer nor the Merger is subject to any financing condition.

•	The fact that the Offer and the Merger do not represent a change of control of the Company.

•	The Offer provides the Public Shareholders with the certainty of receiving cash for their Shares.

•

Any shareholder that tenders all its Shares in the Offer or has its Shares converted into the right to receive the Offer Price in the Merger will not bear the risk of loss due to any decline in the value of the Shares following the Merger Effective Time, if the Offer and the Merger are completed.

•	The payment of the Unaffiliated Shareholder Termination Dividend (as defined below) to the Public Shareholders in the event the Merger Agreement is terminated under certain circumstances.

•

The other factors considered by the Special Committee in connection with the Special Committee’s recommendation, as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION—Recommendation of the Special Committee and the Board of Directors” and “—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger.”

In addition, the Founder Family Group believes that the Offer is procedurally fair to the Public Shareholders, based on the following factors:

•	The terms and conditions of the Merger Agreement, including the Offer Price, resulted from arms’-length negotiations between the Special Committee and the Purchaser.

•	No director of the Company affiliated with the Purchaser participated in or had any influence on the deliberative process with respect to the conclusions reached by the Special Committee.

•	The directors that are Founder Family Rollover Shareholders did not participate in the Company Board’s approval of the Merger Agreement.

•	The Public Shareholders will have sufficient time to make a decision whether or not to tender since the Offer will remain open for a minimum of 20 business days.

•

In deciding whether to tender their Shares, the Public Shareholders will have the opportunity to consider the Special Committee’s position on the Offer as well as the reasons therefor as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION—Recommendation of the Special Committee and the Board of Directors” and “—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger.”

•

If the Merger is completed, the Public Shareholders at that time who do not tender their Shares in the Offer will be entitled to receive the “fair value” of their Shares, as determined by a court, by following the appraisal procedures under the OGCA.

•

The fact that the Merger Agreement provides that, prior to the Merger Effective Time, it cannot be amended, nor may any provision be waived by the Company, without the approval of the Special Committee.

We also considered the following uncertainties, risks and potentially countervailing factors in our consideration of the fairness of the terms of the transaction:

•

Any shareholder who tenders all its Shares in the Offer or has its Shares converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company.

•

Neither the Offer nor the Merger is conditioned on the tender by or affirmative vote of a majority of the Public Shareholders and the Merger will be consummated without any vote of the Company’s shareholders, in accordance with Section 1081.H of the OGCA.

•	The receipt of cash for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes.

•

The Founder Family Rollover Shareholders’ current ownership of approximately 83% in the Company, and the Founder’s prior public statements that the Founder Family Rollover Shareholders are not interested in selling any of their Shares, may preclude competing offers to acquire the Company from third parties.

•

Certain directors and officers of the Company have actual or potential conflicts of interest in connection with the Offer and the Merger. See “—Section 10—Interests of Certain Persons in the Offer and Merger”.

We did not find it practicable to assign, nor did we assign, relative weights to the individual factors considered in reaching our conclusion as to fairness. The Founder’s financial advisor, Intrepid Partners, LLC (“Intrepid”), was not asked to and has not delivered a fairness opinion to us or any other person in connection with the Offer.

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and we have no plans to liquidate the Company. Therefore, we believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated security holders. Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of the Company as a going concern because it is indicative of historical costs, and it does not include the value of the Company’s oil and natural gas reserves. We are not aware of any firm offers made by a third party to acquire the Company during the past two years and in any event have no intention of selling the Shares we own. Third-party offers were not considered in reaching our conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by us is not intended to be exhaustive and is not presented in any relative order of importance, but includes the factors considered by us that we believe to be material. Our view as to the fairness of the transaction to the unaffiliated security holders should not be construed as a recommendation to any shareholder as to whether that shareholder should tender Shares in the Offer.

2. Materials Prepared by the Founder’s Financial Advisor

The Founder retained Intrepid as his financial advisor in connection with his consideration of the transactions contemplated by the Merger Agreement. The Founder selected Intrepid as his financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. In this capacity, representatives of Intrepid provided the Founder with certain financial advisory services. Although Intrepid acted as financial advisor to the Founder, Intrepid was not requested to provide, and did not provide, to the Founder, the Harold G. Hamm Trust (through which Founder engaged Intrepid) (the “Founder Trust”), the Purchaser, the Company, the holders of any class of securities, creditors or other constituencies of the Purchaser or the Company, or any other person: (i) any report, opinion or appraisal as to the fairness, from a financial point of view or otherwise, of the transactions contemplated by the Merger Agreement, the Offer Price, the consideration to be paid pursuant to the Merger Agreement or any other term or aspect of any of the foregoing; (ii) any other valuation of either the Purchaser or the Company for the purpose of assessing the fairness of the Offer Price or the merger consideration to any such person or any of its shareholders; or (iii) any advice as to the underlying decision by the Purchaser to engage in the transactions contemplated by the Merger Agreement. Because Intrepid was not requested to, and did not, deliver a fairness opinion in connection with the transactions contemplated by the Merger Agreement, Intrepid did not perform financial analyses with a view towards those analyses supporting a fairness opinion.

The discussion materials prepared by representatives of Intrepid for use in discussions between Intrepid and the Founder (the “Intrepid Discussion Materials”) have been filed as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the transactions contemplated by the Merger Agreement and are incorporated herein by reference. The Schedule 13E-3, including the Intrepid Discussion Materials, may be examined at, and copies may be obtained from, the SEC in the manner described under “The Offer—Section 9—Certain Information Concerning the

Founder Family Group.” The information in the Intrepid Discussion Materials is subject to, among other things, the assumptions made, procedures followed, matters considered, and limitations, qualifications and other conditions contained therein and is necessarily based on business, economic, monetary, regulatory, market and other conditions as in effect on, and the information made available to Intrepid as of, the respective dates of such materials. The Intrepid Discussion Materials are not intended to be and do not constitute a recommendation to the Founder, the Founder Trust, the Purchaser, the Company, the shareholders of the Company or any other person with respect to the transactions contemplated by the Merger Agreement or any other matter. The Intrepid Discussion Materials do not constitute, and are not intended to represent, any view, opinion, report or appraisal as to the fairness, from a financial point of view or otherwise, of the transactions contemplated by the Merger Agreement, the Offer Price or the merger consideration to any of the Founder, the Founder Trust, the Purchaser, the Company, the shareholders of the Company or any other person. The Intrepid Discussion Materials do not constitute a recommendation as to whether any holder of Shares should tender its Shares into the Offer and should not be relied upon by any shareholder as such. Intrepid has consented to the inclusion of the Intrepid Discussion Materials in their entirety as exhibits to the Schedule 13E-3.

Below is a summary of the Intrepid Discussion Materials, which is qualified in its entirety by the full contents of the Intrepid Discussion Materials. The below summary presents the material information presented by Intrepid and provided to the Founder but does not purport to be a complete description of the financial information or data presented by Intrepid or the underlying assumptions made, procedures followed, matters considered, and limitations, qualifications and other conditions contained therein, nor does the order of presentation represent relative importance or weight given to that information and materials by Intrepid. The Intrepid Discussion Materials were not appraisals of the business of Company or the actual value that may be received in connection with the transaction and did not consider the potential effects of the transaction. In general, the preparation of financial analyses, information and data is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, financial analyses and information are not readily susceptible to summary description. Considering the summary set forth below without reviewing the Intrepid Discussion Materials filed as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the transactions contemplated by the Merger Agreement, including the methodologies and assumptions underlying the information set forth in the Intrepid Discussion Materials, could create a misleading or incomplete view of the Intrepid Discussion Materials. The Intrepid Discussion Materials are materials that representatives of Intrepid presented to the Founder with respect to the transactions contemplated by the Merger Agreement.

The Intrepid Discussion Materials were provided solely for the benefit of the Founder for his information and assistance in connection with his consideration of the transactions contemplated by the Merger Agreement. The Intrepid Discussion Materials do not themselves convey rights or remedies upon the holders of any class of securities, creditors or other constituencies of any of the Purchaser, the Company or any other person (other than the Founder Trust).

In connection with Intrepid’s role as financial advisor to the Founder, Intrepid reviewed, among other things, certain publicly available business and financial information concerning the Company and certain non-public information regarding the business and prospects of the Company, including certain financial analyses and forecasts concerning the Company prepared by management of the Company, all of which was approved for Intrepid’s use by the Founder. The Intrepid Discussion Materials were based on then-publicly available business and financial information about the Company. Intrepid assumed and relied, without independent verification, upon the accuracy and completeness of all such information. Intrepid also considered such other factors as Intrepid deemed appropriate. The Founder did not give any specific instructions nor impose any limitations on Intrepid with respect to Intrepid’s preparation of the Intrepid Discussion Materials.

Intrepid assumed, with the consent of the Founder, that the financial analyses and forecasts for the Company prepared by the management of the Company were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of the Company as of the date of such analysis or forecast. With respect to any financial forecasts, projections, other estimates and other forward-looking information provided to or otherwise obtained by Intrepid from public sources, data suppliers and other third parties, Intrepid assumed that such forecasts, projections, other estimates and information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the preparer as to, and were a reasonable and reliable basis upon which to evaluate, the matters covered thereby. Intrepid expressed no view as to any of the foregoing financial forecasts, projections, other estimates and other forward-looking information or the assumptions on which they were based. No representation or warranty, express or implied, was made by Intrepid in relation to the accuracy or completeness of the information presented in the Intrepid Discussion Materials or their suitability for any particular purpose.

Intrepid expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial forecasts, projections, other estimates or other forward-looking information provided to, obtained or otherwise reviewed by, or discussed with, Intrepid, or the assumptions upon which they are based. Intrepid did not conduct, and was not provided with, any independent valuation or appraisal of any assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or any other company or business, nor did Intrepid make any physical inspection of the properties or assets of the Company or any other company or business. Intrepid did not express any view with respect to accounting, tax, regulatory, legal or similar matters and relied, with the Founder’s consent, upon the assessments of representatives of the Founder as to such matters.

Intrepid expressed no opinion as to the prices at which the Shares will trade at any time, or as to the potential effects of volatility in the credit, financial and stock markets on the Founder, the Purchaser, the Company or the transactions contemplated by the Merger Agreement, or as to the impact of the transactions contemplated by the Merger Agreement on the solvency or viability of the Founder, the Purchaser or the Company or the ability of the Founder, the Purchaser or the Company to pay their respective obligations when they come due. The matters considered by Intrepid in its financial analyses and reflected in the Intrepid Discussion Materials were necessarily based on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors as in effect on, and information made available to Intrepid as of the date of such Intrepid Discussion Materials. Many such conditions are beyond the control of the Founder, the Company and Intrepid. Accordingly, the financial analyses included in the Intrepid Discussion Materials are inherently subject to uncertainty, and neither Intrepid nor any other person assumes responsibility if future results are different from those forecasted. Furthermore, it should be understood that subsequent developments may affect the views expressed in the Intrepid Discussion Materials and that Intrepid does not have any obligation to update, revise or reaffirm its financial analyses or the Intrepid Discussion Materials based on circumstances, developments or events occurring after the date of such Intrepid Discussion Materials. With respect to the financial analyses performed by Intrepid in the Intrepid Discussion Materials, such financial analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. While none of the companies referred to in the Intrepid Discussion Materials as “peers” are directly comparable to the Company, the companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company based on the familiarity of Intrepid with the upstream oil and gas industry. Such financial analyses do not purport to be reports, appraisals or to reflect the prices at which the Shares or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time.

The Intrepid Discussion Materials are not, and should not be viewed as, a recommendation with respect to any matter pertaining to the transactions contemplated by the Merger Agreement. The terms of the transactions contemplated by the Merger Agreement, including the Offer Price and the merger consideration, were determined solely through negotiations between the parties to the Merger Agreement. The Intrepid Discussion Materials did not address the relative merits of the transactions contemplated by the Merger Agreement or any other transactions contemplated in connection with the transactions contemplated by the Merger Agreement compared to other business strategies or transactions that may have been considered by the Founder or the Company.

July 8, 2022 – Discussion Materials

The preliminary, illustrative materials that representatives of Intrepid shared with the Founder on July 8, 2022 contained, among other things, the following:

•	a review of trading and price performance of the Shares, including for the time period from June 13, 2022 (the day before the announcement of the proposal) to July 7, 2022;

•

an illustrative share price and premiums analysis based on the trading performance of an industry index and comparable companies to July 7, 2022 relative to the unaffected Company share price on June 13, 2022 of $64.50, which indicated an illustrative range of implied share prices per share of $50.22 to $53.47; and

•	updates in certain analyst price targets and ratings following the June 14, 2022 announcement of the proposal.

September 13, 2022 – Discussion Materials

The preliminary, illustrative materials that representatives of Intrepid shared with the Founder on September 13, 2022 contained, among other things, the following:

•	a review of trading and price performance of the Shares, including for the time period from June 13, 2022 to September 13, 2022;

•

a review of (1) trading price performance of comparable companies and (2) commodity price performance, as compared to the Company share price, for the time period from June 13, 2022 to September 13, 2022;

•

an illustrative share price and premiums analysis based on the trading performance of an industry index, comparable companies and crude oil prices to September 13, 2022 relative to the unaffected Company share price on June 13, 2022 of $64.50, which indicated an illustrative range of implied share prices per share of $46.70 to $65.65; and

•	an illustrative analysis of the implied crude oil price per barrel required to achieve a net asset value per share range of $71.50 to $75.75, as implied by the Company’s net asset value model.

September 14, 2022 – Discussion Materials

The preliminary, illustrative materials that representatives of Intrepid shared with the Founder on September 14, 2022 contained, among other things, the following:

•	a review of trading and price performance of the Shares, including for the time period from June 13, 2022 to September 13, 2022;

•	a review of NYMEX forward strip pricing for crude oil and natural gas as of May 24, 2022, August 30, 2022 and September 13, 2022;

•

an illustrative comparison of the share price implied by a preliminary unlevered discounted cash flow valuation analysis assuming a Company weighted average cost of capital of 9.75% to 11.50%, a 3.5x to 5.0x terminal EBITDA multiple and NYMEX forward strip prices as of May 24, 2022 and August 30, 2022, which indicated an implied share price range of $53.11 to $76.22, or a reduction of implied share price of ($1.20) to ($1.48) over the period;

•

an illustrative comparison of the share price implied by a preliminary net asset value analysis using the Company’s net asset value model and assuming a range of discount rates for each reserve category and NYMEX forward strip prices as of May 24, 2022 and August 30, 2022, which indicated an implied share price of $51.88 for the PDP PV-10/PUD PV-15/PROB PV-20/POSS PV-25 discount rate case, or a reduction of implied share price of ($1.44) over the period; and

•

an illustrative analysis comparing the market trading multiples and yields of comparable companies, as of September 13, 2022, relative to those multiples and yields implied by the Company’s financial metrics and assuming a share price range of $69.73 to $75.75, which indicated an illustrative range of total enterprise value to EBITDA multiples of 3.8x to 4.1x for 2022 and 4.0x to 4.3x for 2023 relative to a mean and median of 4.4x and 4.5x, respectively, for both 2022 and 2023, respectively, for the comparable companies.

September 23, 2022 – Discussion Materials

The preliminary, illustrative materials that representatives of Intrepid shared with the Founder on September 23, 2022 contained, among other things, the following:

•

a comparison of premiums paid versus the target company’s 52-week high stock price in 14 non-MLP all-cash public buyouts, where the acquirer previously held a greater than 75% ownership interest in the target company, which indicated a premium range from (81%) to 40% and mean and median of (11%) and (17%), respectively.

Miscellaneous

As described above, Intrepid was not asked to, and did not, render any opinion, report or appraisal as to the fairness, from a financial point of view or otherwise, of the transactions contemplated by the Merger Agreement, the Offer Price or the merger consideration to the Founder, the Founder Trust, the Purchaser, the Company or the holders of any class of securities, creditors or other constituencies of the Founder, the Founder Trust, the Purchaser or the Company, or to any other person. The Intrepid Discussion Materials were one of many factors taken into consideration by the Founder in his deliberations in connection with the transactions contemplated by the Merger Agreement.

Intrepid believes that the foregoing summary and the Intrepid Discussion Materials must be considered as a whole and that selecting portions of the foregoing summary and the Intrepid Discussion Materials, without considering all of such materials as a whole, could create an incomplete view of the processes underlying the Intrepid Discussion Materials. As a result, any potential indications with respect to valuation resulting from any particular analysis or information included in the Intrepid Discussion Materials were merely utilized to create points of reference for informational purposes. In preparing the Intrepid Discussion Materials, Intrepid did not attribute any particular weight to any information, data or other factors considered and did not form an opinion as to whether any individual information, data or other factor (positive or negative), considered in isolation, supported or failed to support the other information presented in the Intrepid Discussion Materials. Rather, Intrepid considered the totality of the factors and analyses performed in preparing the Intrepid Discussion Materials. Moreover, the Intrepid Discussion Materials and the information contained therein are not and do not purport to be reports, appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

Intrepid did not recommend any specific Offer Price or merger consideration to the Founder or that any specific amount constituted the only appropriate Offer Price or merger consideration for the transactions contemplated by the Merger Agreement.

As a part of its investment banking business, Intrepid and its affiliates are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Intrepid was selected to advise the Founder with respect to the transactions contemplated by the Merger Agreement on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Founder and the Company and the industries in which they operate.

Intrepid has acted exclusively as financial advisor to the Founder in connection with the transaction contemplated by the Merger Agreement and will receive a transaction fee for its services, a portion of which was paid upon execution of Intrepid’s engagement letter with the Founder, a portion of which was paid upon announcement of the transaction contemplated by the Merger Agreement, and a portion of which is contingent (and payable) upon the consummation of the transaction. In addition, the Founder has agreed to reimburse Intrepid for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify Intrepid against certain liabilities arising out of Intrepid’s engagement.

In the ordinary course, Intrepid and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans and other obligations) of the Company, other parties involved in the transactions contemplated by the Merger Agreement, and their respective affiliates, as applicable, for their own accounts or for the accounts of their customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in such securities or financial instruments.

3. Materials Prepared by the Special Committee’s Financial Advisor

In connection with the Offer and the Merger, the Special Committee was advised by Evercore, its independent financial advisor, as more fully described in the Schedule 14D-9 under the caption “Item 4. THE SOLICITATION OR RECOMMENDATION—Opinion of the Special Committee’s Financial Advisor.” A copy of Evercore’s opinion, dated October 16, 2022, which was rendered to the Special Committee, is attached as Annex B to the Schedule 14D-9.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Time (and in any event, within two business days thereafter), we will accept for payment and pay for, or cause to be paid for, any and all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares”. “Expiration Time” means one minute after 11:59 p.m., New York City Time, at the end of the day on November 21, 2022, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires. No “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), will be available.

The Offer is subject to conditions, as set forth in “—Section 18—Conditions to the Offer.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time (and in any event within two business days).

Pursuant to the terms of the Merger Agreement, if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived (to the extent waivable), the Purchaser must extend (and re-extend) the Offer from time to time until all of the conditions to the Offer have been satisfied or waived (to the extent waivable); provided that each individual extension will not be for a period of more than ten business days (except with the prior written consent of the Company, which consent must be approved by the Special Committee), provided further that the Purchaser will not be required to extend the Offer beyond the End Date unless the Purchaser is not then permitted to terminate the Merger Agreement, in which case the Purchaser is required to extend the Offer beyond the End Date. In addition, the Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or required by the rules and regulations of the NYSE or applicable law. Except as otherwise permitted pursuant to the Merger Agreement, the Purchaser may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the prior written consent of the Company (which consent must be approved by the Special Committee). See “—Section 4—Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC, the Purchaser also reserves the right to waive any of the conditions to the Offer (in each case, other than the Special Committee Recommendation Condition, which is non-waivable and may not be amended or modified) and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Merger Agreement, provided that the Company’s prior written consent (which consent must be approved by the Special Committee) is required for the Purchaser to: (i) decrease the Offer Price; (ii) change the amount or form of consideration to be paid in the Offer; (iii) decrease the number of Shares subject to the Offer; (iv) impose any condition to the Offer other than those set forth in Annex I to the Merger Agreement; (v) terminate, accelerate, limit extend or otherwise change (or make any other amendment that would terminate, accelerate, limit, extend or otherwise change) the expiration date of the Offer in any manner (except as required under the Merger Agreement); or (vi) otherwise amend, modify or supplement any of the conditions to or terms of the Offer in a manner that is, or would reasonably be expected to be, adverse to the Public Shareholders.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a certain minimum additional period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, the Purchaser increases the consideration being paid for the Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed by a prompt public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As soon as practicable following the Acceptance Time, the Purchaser expects to complete the Merger without a vote of the shareholders of the Company pursuant to Section 1081.H of the OGCA.

The Company has provided us with its shareholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of the Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, or cause to be paid for, promptly after the Expiration Time (and in any event within two business days), any and all Shares validly tendered and not validly withdrawn prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, see “—Section 19—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary Trust Company (the “Book-Entry Transfer Facility”), the Purchaser’s obligation to make such payment will be satisfied in full, and tendering shareholders must thereafter look to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (iii) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “—Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer at the Book-Entry Transfer Facility, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either: (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or; (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that: (i) you own the Shares being tendered; (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal; and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered: (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal; or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Information Reporting and Backup Withholding

Payments made to holders of Shares pursuant to the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently, at a rate of 24%). To avoid backup withholding, if you are a U.S. person, you should provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by properly completing and executing the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you provide the Depositary with the applicable and properly completed and executed IRS Form W-8 certifying your non-U.S. status or otherwise establish an exemption. A non-U.S. person should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s shareholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering shareholders have the right to challenge our determination with respect to their Shares.

4. Withdrawal Rights

You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after December 23, 2022, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering shareholders have the right to challenge our determination with respect to their Shares.

5. Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) of the Offer and the Merger who tender Shares pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price in cash in connection with the Merger. The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this Offer to Purchase. These authorities may change or be subject to different interpretations, possibly with retroactive effect, and any such change or different interpretations could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the Merger will be completed in accordance with the Merger Agreement and as further described in this Offer to Purchase. This discussion is not a complete description of all of the tax considerations relating to the Offer and the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or under any U.S. federal laws other than U.S. federal income tax law. This discussion also does not address, except as specifically discussed below, any tax reporting requirements.

The following discussion applies only to U.S. Holders and Non-U.S. Holders of Shares who hold such shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or that may apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, banks and certain other financial institutions, tax-exempt organizations, governmental organizations, partnerships, S corporations or other pass-through entities or arrangements (or investors in partnerships, S corporations or other pass-through entities or arrangements), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks, securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting for their securities, holders who are required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code, holders subject to the alternative minimum tax provisions of the Code, holders who acquired their Shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own more than 5% of the outstanding Shares, U.S. holders whose functional currency is not the U.S. dollar, holders who hold the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, or expatriates or former long-term residents of the United States).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Shares that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Shares and any partners in such partnership should consult their own independent tax advisors regarding the tax consequences of the Offer or the Merger to their specific circumstances.

We have not sought and do not intend to seek any rulings from the IRS regarding the matters discussed herein. This discussion is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

This summary of certain U.S. federal income tax consequences is for general information only and is not legal or tax advice. Because individual circumstances may differ, each shareholder should consult its, his or her tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or conversion of Shares into the right to receive the Offer Price in cash in the Merger will be a taxable transaction for U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss equal to the difference, if any, between the amount of cash received (determined before the deduction of backup withholding, if any) and the U.S. Holder’s adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered pursuant to the Offer or converted into the right to receive the Offer Price in cash in the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares is more than one year as of the date of the exchange. Long-term capital gains of non-corporate taxpayers, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The exchange of Shares for cash pursuant to the Offer or conversion of the Shares into the right to receive the Offer Price in cash in the Merger by a Non-U.S. Holder generally will not be subject to U.S. federal income tax, unless: (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (x) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” and (y) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); or (ii) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which event the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares, which may be offset by U.S. source capital losses of the Non-U.S. Holder.

Information Reporting and Backup Withholding

Payments made to a U.S. Holder or Non-U.S. Holder in exchange for such holder’s Shares pursuant to the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently, at a rate of 24%). To avoid backup withholding, U.S. Holders should provide their correct taxpayer identification number and certify they are not subject to such backup withholding by properly completing and executing IRS Form W-9 or otherwise establish an exemption from backup withholding. Non-U.S. Holders generally will not be subject to backup withholding if they provide the applicable and properly completed and executed IRS Form W-8 certifying their non-U.S. status or otherwise establish an exemption. A Non-U.S. Holder should consult a tax advisor to determine which Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. See “—Section 3—Procedures for Tendering Shares—Information Reporting and Backup Withholding.” U.S. Holders and Non-U.S. Holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

6. Price Range of Shares; Dividends

The Shares are listed and principally traded on the NYSE under the symbol “CLR.” The following table sets forth the high and low daily closing sale prices per Share on the NYSE each quarter during the Company’s fiscal years ended December 31, 2020 and December 31, 2021 and thereafter as reported in published financial sources and rounded to the nearest cent, and the per Share cash dividend declared for each such quarterly period:

	High	Low	Dividends
		($)
Fiscal year ended December 31, 2020
First Quarter	36.02	7.71	—
Second Quarter	21.58	7.47	—
Third Quarter	18.67	12.32	—
Fourth Quarter	19.23	12.03	—
Fiscal year ended December 31, 2021
First Quarter	31.74	17.15	0.11
Second Quarter	39.40	25.01	0.15
Third Quarter	47.07	32.02	0.20
Fourth Quarter	53.87	42.68	0.23
Fiscal year ending December 31, 2022
First Quarter	65.19	46.20	0.28
Second Quarter	74.22	55.02	0.28
Third Quarter	72.31	62.65	—
Fourth Quarter (through October 21, 2022)	74.14	68.22	—

Under the terms of the Merger Agreement, except as otherwise permitted by the Merger Agreement, until the Merger Effective Time (or the earlier termination of the Merger Agreement) the Company is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares.

On June 13, 2022, the last full trading day before the announcement by the Company that the Founder had made a proposal to the Company Board to pursue the Offer, the closing sale price of a Share reported on the NYSE was $64.50. On October 14, 2022, the last full trading day before the Company announced the execution of the Merger Agreement, the closing sale price of a Shares reported on the NYSE was $68.22. On October 21, 2022, the last full trading day before the date of this Offer to Purchase, the closing sale price of a Share reported on the NYSE was $74.00. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

No shareholder vote will be required to consummate the Merger. Following the Acceptance Time and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable after the Acceptance Time.

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after the Acceptance Time, if the Offer is consummated but the Merger does not occur, the number of shareholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by the Public Shareholders. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, the Public Shareholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after the Acceptance Time, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things: (i) there were fewer than 400 shareholders; (ii) there were fewer than 1,200 shareholders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months; (iii) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000; or (iv) the aggregate market value of the publicly held Shares was less than $50 million over a consecutive 30 trading-day period. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the standards for continued listing on the NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after the Acceptance Time, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a shareholder’s meeting and the related requirement to furnish an annual report to shareholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the delisting of the Shares from the NYSE and the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of the Company’s reporting obligations under the Exchange Act.

8. Certain Information Concerning the Company

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference.

As set forth in the Company’s Annual Report for the year ended December 31, 2021 (the “Company 2021 10-K”), the Company was formed in 1967 as a corporation in the State of Oklahoma. The Company’s principal executive offices are located at 20 N. Broadway, Oklahoma City, Oklahoma 73102. The telephone number of the Company’s principal executive offices is (405) 234-9000.

The following description of the Company and its business has been taken from the Company 2021 10-K, and is qualified in its entirety by reference to the Company 2021 10-K. The Company is an independent crude oil and natural gas company engaged in the exploration, development, management, and production of crude oil and natural gas and associated products in the North, South and East regions of the United States. The Company’s primary business focus is in large crude oil and natural gas plays that provide it the opportunity to acquire undeveloped acreage positions and apply its geologic and operational expertise to drill and develop properties at attractive rates of return.

Financial Information

The financial statements included: (i) in the section of the Company 2021 10-K entitled “Part II. Item 8. Financial Statements and Supplementary Data” for each of the years ended December 31, 2020 and 2021; and (ii) in the section of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2022 entitled “Part I. Item 1. Financial Statements” for each of the three months and six months periods ended June 30, 2021 and 2022 are hereby incorporated by reference in this Offer to Purchase. The reports may be examined, and copies may be obtained from the SEC in the manner described under “Additional Information” below.

Additional Information

The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company’s SEC filings are available at the SEC’s website at www.sec.gov. The Company’s internet address is www.clr.com. The Company’s SEC filings are also available, free of charge, through its website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on the Company’s website, the SEC’s website or any other website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9. Certain Information Concerning the Founder Family Group

The Purchaser

We are an Oklahoma corporation incorporated on October 11, 2022, with principal executive offices at c/o Omega Acquisition, Inc., P.O. Box 1295, Oklahoma City, Oklahoma 73101. The telephone number of our principal executive offices is (405) 234-9000. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Purchaser and certain other information are set forth on Schedule I hereto. None of such listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

The Founder Family Group

The Founder is Harold G. Hamm, a natural person residing in the State of Oklahoma and an affiliate of the Company. The Founder Family Group consists of the Purchaser, the Founder Family Rollover Shareholders and Roger Clement, a natural person residing in the State of Oklahoma who serves as co-trustee of certain trusts that are Founder Family Rollover Shareholders.

The name, principal business address, principal occupation and business experience during the past five years of the Founder and each other member of the Founder Family Group is set forth in Schedule I hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The Founder and each other member of the Founder Family Group are citizens of the United States. The principal address of the Founder and each member of the Founder Family Group is c/o Hamm Capital LLC, P.O. Box 1295, Oklahoma City, Oklahoma 73101.

We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Company has access to significant capital resources and has agreed to cooperate with us in obtaining the funds needed to acquire the Shares pursuant to the Offer and the Merger; (iii) consummation of the Offer is not subject to any financing condition; and (iv) if we consummate the Offer, we expect to acquire any remaining Shares (other than Excluded Shares) for the same cash per Share price in the Merger, which is expected to follow as promptly as practicable following the closing of the Offer.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits, as well as other information filed by the Purchaser with the SEC, are available at the SEC’s website at www.sec.gov.

Neither the Founder nor the Purchaser has made any arrangements in connection with the Offer to provide holders of Shares access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense. For a discussion of appraisal rights, see “—Section 15—Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights.”

10. Interests of Certain Persons in the Offer and Merger

Financial Interests.

The financial interests of the Founder Family Group with regard to the Offer Price are generally adverse to the financial interests of the Public Shareholders because the Founder Family Group has an interest in acquiring the Shares as inexpensively as possible and the Public Shareholders have an interest in selling their Shares for the highest possible price.

Executive Officers and Directors of Company.

The Public Shareholders should be aware that certain of the executive officers and directors of the Company have interests in connection with the Offer and the Merger that present them with actual or potential conflicts of interest. A description of these interests is included in the Schedule 14D-9 under the caption “Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Arrangements with Current Executive Officers and Directors of the Company,” which description and information is incorporated herein by reference.

Conflicts of Interest.

In considering the fairness of the consideration to be received in the Offer, the Public Shareholders should be aware that the Founder Family Group has certain current actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of the Founder Family Rollover Shareholders’ current ownership of approximately 83% of the outstanding Shares, or approximately 299.7 million Shares, as of the date of this Offer to Purchase, the Founder Family Rollover Shareholders may be deemed to control the Company. We note that the Company Board, upon the unanimous recommendation of the Special Committee comprised solely of independent and disinterested directors, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Public Shareholders. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

11. Transactions and Arrangements Concerning the Shares

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate of any such persons, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between the Founder Family Group, or, to the Founder Family Group’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC’s rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between the Founder Family Group, or, to the Founder Family Group’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) none of the persons listed on Schedule I of this Offer to Purchase has made a recommendation either in support of or opposed to the Offer or the Merger; and (viii) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

For additional information on related party transactions and arrangements, see “—Related Party Transactions” below.

The Company’s directors and executive officers will make individual determinations regarding whether to tender their Shares in the Offer or receive cash pursuant to the Merger. Individual decisions will be influenced by a number of factors, including Section 16 considerations based on their personal acquisitions or dispositions, if any, of Shares during the six months preceding the Merger Effective Date. The decision of directors and executive officers to tender their Shares in the Offer will not impact the outcome of the transaction.

12. Related Party Transactions.

Initial Public Offering Registration Rights Agreement

In connection with the closing of the Company’s initial public offering (“IPO”) in May 2007, the Company entered into a registration rights agreement with the Founder pursuant to which the Company granted certain demand and “piggyback” registration rights to the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust. The Founder transferred the securities subject to this registration rights agreement to the Harold Hamm Family LLC (the “Hamm Family LLC”) in September 2015 (the “September Transfer”). In February 2022, the Hamm Family LLC distributed securities to successor or other trusts established for the benefit of the Founder’s children. Under the registration rights agreement, each holder of securities covered by the registration rights agreement has the one time right to require the Company to file a registration statement for the public sale of all or part of the securities owned by it at any time if at least six months have passed since the last demand registration statement. In connection with a demand by any such holder, the non-demanding parties have the right to participate in such registration process. However, in the event securities are to be sold in an underwritten offering pursuant to such demand registration statement and the managing underwriter thereof advises the participants the amount of securities to be offered thereby should be limited, such limitation shall be satisfied first from the securities allocated to participants other than the demanding party.

If the Company sells any Shares in a registered underwritten offering, each holder of securities covered by the registration rights agreement has the right to include its Shares in that offering. The underwriters of any such offering have the right to limit the number of shares to be included in such sale. The Company will pay all expenses relating to any demand or piggyback registration, except for underwriters’ or brokers’ commissions or discounts. The securities covered by the registration rights agreement will no longer be registrable under the registration rights agreement if they have been sold to the public either pursuant to a registration statement or under Rule 144 promulgated under the Securities Act of 1933, as amended.

Wheatland Transaction Registration Rights Agreement

In March 2012, the Company entered into a Reorganization and Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Wheatland Oil Inc. (“Wheatland”) and the shareholders of Wheatland. Wheatland was owned 75% by the Founder Trust and 25% by Jeffrey B. Hume, the Company’s Vice Chairman of Strategic Growth Initiatives.

Pursuant to the Purchase and Sale Agreement, the Company entered into a registration rights agreement granting the Founder Trust and Mr. Hume registration rights for the Shares they received, at the direction of Wheatland, upon the closing of the acquisition (the “Registrable Securities”). The Founder Trust transferred the Registrable Securities held by it to the Hamm Family LLC as part of the September Transfer. As a result, the rights of the Founder Trust under this registration rights agreement may be assigned to the Hamm Family LLC at the direction of the Founder Trust and Hamm Family LLC. Under the registration rights agreement, each holder of Registrable Securities has demand and “piggyback” registration rights. The demand rights enable each of the holders of Registrable Securities to require the Company to register its respective shares of Registrable Securities with the SEC at any time, subject to certain limited exceptions, including the requirement that the aggregate proceeds from the demand registration exceed $40 million (net of underwriting discounts and commissions) and the Company is not required to effect more than four demand registrations in any three-year period. The piggyback rights allow each of the holders of Registrable Securities to register their Registrable Securities along with any shares the Company registers with the SEC. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares.

Dividend and Dissolution Agreement

Pursuant to a Dividend and Dissolution Agreement, dated February 7, 2022 (the “Dividend Agreement”), between the members of the Hamm Family LLC, on February 7, 2022, all Shares owned by the Hamm Family LLC were distributed by the Hamm Family LLC by way of a pro rata dividend to its members, including 72,265,137 Shares distributed to the Founder Trust.

Shareholders’ Agreement

In connection with the Dividend Agreement, the Founder Family Rollover Shareholders entered into that certain Shareholders’ Agreement, dated as of February 7, 2022 (the “Shareholders’ Agreement”), pursuant to which they agreed to certain obligations, including, among other things: (i) certain acquisitions and dispositions of Shares held by such parties require the approval of a majority of the trustees of the trusts party to the Shareholders’ Agreement, subject to certain exceptions; (ii) following the death of the Founder, to vote their Shares as directed by such parties holding a majority of all Shares; and (iii) customary tag-along and drag-along rights.

The Shareholders’ Agreement may be amended or terminated upon the approval of the parties holding a majority of all Shares.

Support Agreement

The following summary description of the Support Agreement is qualified in its entirety by reference to such Support Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Concurrently with entering into the Merger Agreement, we, the Company and the Founder Family Rollover Shareholders entered the Support Agreement. The Founder Family Rollover Shareholders beneficially own, in the aggregate, Shares representing approximately 83% of all outstanding Shares. See Schedule I to this Offer to Purchase for the beneficial ownership of the Founder, the Purchaser and each Founder Family Rollover Shareholder.

The Support Agreement provides that each Founder Family Rollover Shareholder will not tender (or cause to be tendered) pursuant to the Offer its Subject Shares pursuant to the terms of the Offer. The term “Subject Shares” means: (i) Shares that on the date hereof have been issued and are outstanding and are beneficially owned by any Founder Family Rollover Shareholder; and (ii) any Shares that are hereafter issued to, or otherwise directly or indirectly acquired by, or become beneficially owned by, any Founder Family Rollover Shareholder during the Support Period (as defined therein).

The Support Agreement also provides that each Founder Family Rollover Shareholder agrees to irrevocably and unconditionally waive its right to receive the Unaffiliated Shareholder Termination Dividend with respect to the Subject Shares and any other Shares beneficially owned by such person. The Company intends to take all necessary steps to enforce such waiver and each Founder Family Rollover Shareholder agrees to reasonably cooperate with the Company and its agents and representatives to ensure that no portion of the Unaffiliated Shareholder Termination Dividend is paid in respect to the Founder Family Rollover Shareholders. Additionally, if any Founder Family Rollover Shareholder receives any portion of the Unaffiliated Shareholder Termination Dividend in respect of their Shares, such Founder Family Rollover Shareholder has agreed to provide notice to the Company and transfer any such monies received to the Company as promptly as practicable.

In addition, each Founder Family Rollover Shareholder agrees that such Founder Family Rollover Shareholder will not vote any Subject Shares in favor of, or consent to, and will vote against and not consent to, the approval of any: (i) Acquisition Proposal, other than the Merger and the other transactions; (ii) corporate action or proposal submitted for approval by the shareholders of the Company, the consummation of which could impede, interfere with, prevent or delay the consummation of the transactions, including, without limitation, the Merger and the purchase of all Shares validly tendered pursuant to the Offer and not withdrawn; or (iii) other corporate action or proposal submitted for approval by the shareholders of the Company, substantially facilitating any of the foregoing matters described in the immediately preceding clauses (i) or (ii), or that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Founder Family Rollover Shareholder under the Support Agreement or of any covenant, representation or warranty or any other obligation or agreement of the Purchaser or the Company in the Merger Agreement. Each Founder Family Rollover Shareholder shall ensure that any other person having voting power with respect to any of such Founder Family Rollover Shareholders’ Subject Shares will not vote any of such Subject Shares in favor of or consent to, and will vote against, the approval of the matters described in clauses (i) through (iii) of the preceding sentence.

The Support Agreement automatically terminates without any notice or other action by any person, upon the earliest of (i) the mutual written agreement of the Purchaser and the Founder, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the Merger Effective Time. Upon termination of the Support Agreement, no party shall have any further obligations or liabilities under such agreement; provided, however, that (x) nothing set forth in the termination provisions shall relieve any party hereto from liability for any fraud, willful or material breach of any provision of the Support Agreement prior to such termination hereof, (y) the waiver of appraisal and dissenters’ rights and actions and termination provisions shall survive any termination of the Support Agreement. The representations and warranties herein shall not survive the termination of the Support Agreement and (z) the irrevocable and unconditional waiver by each Founder Family Rollover Shareholder of its right to receive the Unaffiliated Shareholder Termination Dividend with respect to the Subject Shares and any other Shares beneficially owned by such person. The Company intends to take all necessary steps to enforce such waiver and each Founder Family Rollover Shareholder agrees to reasonably cooperate with the Company and its agents and representatives to ensure that no portion of the Unaffiliated Shareholder Termination Dividend is paid in respect to the Founder Family Rollover Shareholders and to provide notice to the Company of the receipt of any such monies and transfer any such amounts received to the Company as promptly as practicable shall survive the termination of the Support Agreement.

Limited Guarantee

The following summary description of the Limited Guarantee is qualified in its entirety by reference to such Limited Guarantee, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Concurrently with entering into the Merger Agreement, the Founder entered into the Limited Guarantee, with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

Royalty and Common Ownership

In 2021, the Company received approximately $128,000 from the Founder Trust, a trust with interests owned in various oil and gas wells which the Company operates. The Company also disbursed to the Founder Trust approximately $359,000 in 2021 for the Founder Trust’s share of oil and gas sales attributed to these interests which were received from the purchasers of production. As of December 31, 2021, approximately $33,000 was due from the Founder Trust and approximately $34,000 was due to the Founder Trust.

Aircraft Related Matters

From time to time, the Company allows certain affiliates to use the corporate aircraft and crews and has used the aircraft of Transwestern Transports, LLC (“Transwestern”), an entity owned by the Founder, pursuant to a dry lease agreement which contains terms customary in the air transport industry to facilitate efficient transportation of personnel. In 2021, the Company paid Transwestern approximately $84,000 for use of its aircraft and reimbursement of expenses and owed $26,000 to Transwestern as of December 31, 2021. Additionally, in 2021, the Company received approximately $5,000 from Transwestern for use of the aircraft crews and as of December 31, 2021, Transwestern owed the Company approximately $6,300. The Company also has a similar dry lease agreement to use an aircraft owned by Berriere Capital LLC (“Berriere”), an entity owned by William B. Berry, the Company’s Chief Executive Officer, and this agreement went into effect in February of 2021. At December 31, 2021, approximately $7,000 was due to Berriere for use of its aircraft in 2021.

Founder Compensation

In 2021, the Founder served as Executive Chairman. During this time, he received salary payments of $201,638 and other compensation of $38,526 for total Executive Chairman compensation of $240,164. The other compensation is comprised of $9,138 for personal aircraft use, $2,899 for vehicle use, $26,000 in Company matching contributions to the Founder’s account in the Company’s 401(k) plan and $489 for a club membership.

Shelly Lambertz Compensation

In 2021, Ms. Lambertz served as Chief Culture Officer and Senior Vice President, Human Resources. In connection with this role, Ms. Lambertz received the following compensation: (i) annual base pay of $308,000, with an annual cash incentive bonus target of 50% of her annual base pay; (ii) a target annual stock grant value of $550,000; and (iii) participation in the Company’s benefits programs on terms consistent with the Company’s standard practices for employees at Ms. Lambertz’s level. The total number of Shares of restricted common stock held by Ms. Lambertz at December 31, 2021 was 45,591 Shares. Due to the economic environment during the pandemic, Ms. Lambertz elected to forego any increase in her base salary resulting from her promotion to this role in February 2020 effective March 8, 2020 and continuing through February 6, 2021.

In January 2022, Ms. Lambertz was appointed as Executive Vice President, Chief Culture and Administrative Officer. In connection with her appointment, the following compensation was approved: (i) annual base pay of $600,000; (ii) an annual cash incentive bonus target of 100% of her annual base pay; and (iii) a target annual stock grant value of $2,100,000. In association with the promotion, Ms. Lambertz also received an additional aggregate amount of $1,647,156 added to existing restricted stock awards vesting from 2022 to 2024, with $11,045, $559,722, and $1,076,389 in value being added to the shares vesting on each of February 15, 2022, 2023 and 2024, respectively. Ms. Lambertz is the daughter of the Founder.

Thomas Lerum Compensation

In February 2022, the Audit Committee approved the following compensation for Mr. Lerum in his role as Manager, Corporate Planning: (i) annual base pay of $153,000, with an annual cash incentive bonus target of 25% of his annual base pay; (ii) a target annual stock grant value of $45,000; and (iii) participation in the Company’s benefits programs on terms consistent with the Company’s standard practices for employees hired at Mr. Lerum’s level. Mr. Lerum is the husband of Jane Elizabeth Hamm Lerum, a member of the Founder Family Group and the son-in-law of the Founder.

Repayment of Senior Notes

On February 10, 2022, certain affiliated entities of the Founder Family Rollover Shareholders each repaid a note having an original principal amount of $700 million, plus accrued interest thereon (the “Note Repayment”), that was issued by the Founder in 2015, through the delivery to the Founder Trust of 13,912,204 Shares. As a result of the Note Repayment, the Founder Trust received 69,561,020 Shares in repayment of all such notes. Accordingly, the Founder paid an average price of $55.00 per Share, which includes any accrued interest thereon, in the Note Repayment purchase.

13. Source and Amount of Funds

We estimate that we will need approximately $4.3 billion to purchase all Shares (other than the Excluded Shares) pursuant to the Offer and the Merger. In the Merger Agreement, the Company has agreed to cooperate with us in obtaining the funds needed to acquire such Shares pursuant to the Offer of the Merger. We expect that such funds will come from a combination of the Company’s cash on hand and borrowings under its Revolving Credit Agreement, dated as of October 29, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Revolving Credit Agreement”), among the Company, as borrower (the “Borrower”), MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as administrative agent, the joint lead arrangers and joint bookrunners and the lenders party thereto. Neither we nor the Founder has any alternative financing plans or arrangements.

The Revolving Credit Agreement, which matures in October 2026, has $2.255 billion of aggregate lender commitments (which may be increased up to a total of $4.0 billion upon agreement between the Borrower and participating lenders) and no outstanding borrowings as of October 24, 2022. At the Borrower’s option (other than with respect to swingline loans), loans will bear interest at (A) the Adjusted Reference Rate (as defined in the Revolving Credit Agreement) plus an applicable margin of 0% to 1.000% per annum based on the Borrower’s index debt ratings or (B) Adjusted Term SOFR (as defined in the Revolving Credit Agreement) plus an applicable margin of 1.000% to 2.000% per annum based on the Borrower’s index debt ratings. The commitment fee rate of 0.100% to 0.350% per annum is also determined based on the Borrower’s index debt ratings. The Revolving Credit Agreement contains certain restrictive covenants including a requirement that the Borrower maintain a consolidated net debt to total capitalization ratio of no greater than 0.65 to 1.00. This ratio represents the ratio of net debt (calculated as the aggregate amount of certain specified types of debt of the Borrower and the Restricted Subsidiaries (as defined in the Revolving Credit Agreement) less cash and cash equivalents) divided by the sum of consolidated net debt plus total shareholders’ equity of the Borrower and the Restricted Subsidiaries plus, to the extent resulting in a reduction of total shareholders’ equity, the amount of any non-cash impairment charges incurred by Borrower and its Restricted Subsidiaries, net of any tax effect, after June 30, 2014. The Company was in compliance with the Revolving Credit Agreement covenants as of June 30, 2022.

While the Company expects that its cash on hand and availability under the Revolving Credit Agreement should be sufficient to acquire the Shares in the Offer and the Merger, it is in the process of negotiating the terms of a term loan in order to provide funds to consummate the Offer and the Merger and expects to have access to borrowing capacity under that term loan prior to the Expiration Time. In addition, the Founder has entered into the Limited Guarantee described under “The Offer—Section 12—Related Party Transactions—Limited Guarantee.”

The Offer is not conditioned upon the availability of any financing arrangements or subject to a financing condition.

14. Background of the Offer and the Merger; Contacts with the Company

For a description of the background of the Offer and the Merger, please read “Item 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger” in the Schedule 14D-9.

15. Purpose of the Offer; Plans for the Company; Effects of the Offer; Shareholder Approval; Appraisal Rights

Purpose of the Offer; Plans for the Company

The purpose of the Offer and the Merger is for the Founder Family Rollover Shareholders to acquire the entire equity interest in the Company. The Offer is the initial step in a two-step transaction that, if consummated, will result in the Company, as the surviving corporation in the second-step Merger, becoming an entity that is wholly owned by the Founder Family Rollover Shareholders.

We currently intend, and are obligated under the Merger Agreement, to consummate the Merger as soon as practicable after the Acceptance Time. As described in “—Section 16—The Merger Agreement—The Merger,” the Shares acquired in the Offer (other than any Excluded Shares) will be cancelled in the Merger. If the Merger occurs: (i) the Rollover Shares owned by the Founder Family Rollover Shareholders and outstanding immediately prior to the Merger Effective Time will be converted into an identical number of newly issued shares of the surviving corporation having identical rights to the previously existing Shares held by such holder, and such converted shares of the surviving corporation will be the only capital stock of the surviving corporation; and (ii) the Rollover Shares underlying each unvested Company RS Award will be replaced with the Replacement RS Awards. Following the Merger, the directors of the Purchaser at the Merger Effective Time will be the directors of the Company as the surviving corporation, and the officers of the Company at the Merger Effective Time will be the officers of the Company as the surviving corporation. As of the date of this Offer to Purchase, the surviving corporation has not entered into any new or revised compensation arrangements with any of the directors or officers of the Company for their service following the Merger Effective Time, and it does not anticipate any new or revised arrangements, other than any documentation that would be necessary in connection with Replacement RSU Awards. See “—Section 16—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Company. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

The Founder Family Rollover Shareholders generally intend to continue the Company’s business, operations, capitalization and management in accordance with past practice.

If, for any reason following completion of the Offer, the Merger is not consummated, the Purchaser and their affiliates reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, the Purchaser has no present plans or proposals that would relate to or result in: (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets); (ii) any change in the Company Board or management; (iii) any material change in the Company’s capitalization or dividend policy; (iv) any other material change in the Company’s corporate structure or business; (v) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association; or (vi) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Effects of the Offer

If the Offer is consummated, the interest of the Founder Family Rollover Shareholders in the Company’s net book value and net earnings would increase in proportion to the number of Shares acquired in the Offer. If the Merger is consummated, the Founder Family Rollover Shareholders’ interest in such items would further increase to 100%, and the Founder Family Rollover Shareholders would be entitled to all benefits resulting from that interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Former shareholders would thereafter have no opportunity to participate in the earnings and growth of the Company and would not have any right to vote on corporate matters. Similarly, after any such Merger, the Founder Family Rollover Shareholders would also bear the entire risk of losses generated by the Company’s operations and any decrease in the value of the Company, and former shareholders would not face the risk of losses generated by the Company’s operations or decline in the value of the Company.

No Shareholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining shareholders before effecting the Merger. Section 1081.H of the OGCA provides that, subject to certain statutory provisions, if immediately following the consummation of a tender offer for any and all shares of a public Oklahoma corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer (together with any rollover stock) equals at least the amount of shares of each class of stock of the constituent corporation, and of each class or series thereof, that, absent Section 1081.H of the OGCA, would otherwise be required for the shareholders of the constituent corporation to adopt a merger agreement with the acquiring entity pursuant to Section 1081 and the certificate of incorporation of such constituent corporation, and each outstanding share other than any rollover stock of each class or series of stock of the constituent corporation not irrevocably accepted for purchase in the tender offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the constituent corporation can effect a merger without the vote of the shareholders of the constituent corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the Acceptance Time, without a vote of the Company shareholders, in accordance with Section 1081.H of the OGCA.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the OGCA, shareholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 1091 of the OGCA, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares in any federal court or state court located in Oklahoma County in the State of Oklahoma and to receive a cash payment of the “fair value” of their Shares as of the Merger Effective Time of the Merger as determined by such court. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price.

Under Section 1091 of the OGCA, where a merger is approved under Section 1081.H of the OGCA, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 1091 of the OGCA. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 1091 of the OGCA.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 1091 of the OGCA in connection with the Merger, a shareholder must do all of the following:

•

within the later of the Acceptance Time and 20 days after the notice through the Schedule 14D-9, deliver to the Company a written demand (or a demand delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in the Schedule 14D-9) for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the shareholder and that the shareholder is demanding appraisal;

•	not tender its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 1091 of the OGCA.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger should review the Schedule 14D-9 and Section 1091 of the OGCA carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the OGCA.

The foregoing summary of the rights of the Public Shareholders to appraisal rights under the OGCA in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the Public Shareholders desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 1091 of the OGCA. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the OGCA. A copy of Section 1091 of the OGCA is set forth in Schedule II hereto.

16. The Merger Agreement

The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which the Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference. Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the Company’s shareholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants and descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of the Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants and descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Purchaser, its affiliates and the Company publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than November 4, 2022) for any and all of the Shares (other than the Rollover Shares) at a purchase price of $74.28 per Share, in cash, without interest and subject to deduction for any required withholding taxes. The Purchaser’s obligation to accept for payment and pay for, or cause to be paid for, Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of the conditions set forth in “—Section 18—Conditions to the Offer.” Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive any of the conditions to the Offer (in each case, other than the Special Committee Recommendation Condition, which is non-waivable and may not be amended or modified) or modify the terms of or conditions to the Offer that is not inconsistent with the Merger Agreement, except that, without the prior written consent (which consent must be approved by the Special Committee) of the Company, it will not:

•	decrease the Offer Price;

•	change the amount or form of consideration to be paid in the Offer;

•	decrease the number of Shares subject to the Offer;

•	impose any condition to the Offer other than the Offer conditions set forth in Annex I to the Merger Agreement;

•

terminate, accelerate, limit, extend or otherwise change (or make any other amendment that would terminate, accelerate, limit, extend or otherwise change) the expiration date of the Offer in any manner other than in accordance with the terms specified under “—Extensions of the Offer” below; or

•

otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner that is, or would reasonably be expected to be, adverse to the holders of the Shares, other than holders of the Rollover Shares.

Extensions of the Offer

If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived (to the extent waivable), the Merger Agreement requires that we extend (and re-extend) the Offer from time to time until all of the conditions to the Offer have been satisfied or waived (to the extent waivable); provided that each individual extension will not be for a period of more than ten business days (except with the prior written consent of the Company, which consent must be approved by the Special Committee), provided further that we will not be required to extend the Offer beyond the End Date unless the Purchaser is not then permitted to terminate the Merger Agreement (in which case we are required to extend the Offer beyond the End Date). In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or any period otherwise required by the rules and regulations of the NYSE or applicable law. Except as otherwise permitted pursuant to the Merger Agreement, we may not terminate the Offer prior to the expiration date or any such extended expiration date unless the Merger Agreement is validly terminated.

The Merger Agreement obligates the Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 18—Conditions to the Offer,” to accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time (and in any event within two business days).

The Merger

As soon as practicable following the Acceptance Time, and unless applicable law prohibits or makes illegal the consummation of the Merger, the Purchaser will merge with and into the Company, and the Company will survive and be wholly owned by the Founder Family Rollover Shareholders. At the Merger Effective Time, any Shares issued and outstanding as of immediately prior to the Merger Effective Time (other than Excluded Shares) will be automatically converted into the right to receive the Offer Price, in cash and without interest, subject to deduction for any required withholding taxes.

The certificate of incorporation and bylaws of the Company as in effect immediately prior to the Merger Effective Time will be the certificate of incorporation and bylaws of the surviving corporation, until thereafter amended in accordance with the OGCA. The directors of the Purchaser immediately prior to the Merger Effective Time will be the directors of the Company as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of the Company immediately prior to the Merger Effective Time will be the officers of the Company as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be.

The Merger Agreement provides the Merger will be governed by Section 1081.H of the OGCA and will be effected without a vote of the Company shareholders.

Company RS Awards

The Merger Agreement provides that, at the Merger Effective Time, each unvested Company RS Award issued under the Company’s long-term incentive compensation plans that is outstanding immediately prior to the Merger Effective Time will be replaced with a Replacement RS Award.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to the Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or confidential disclosure schedules that the Company delivered to the Founder and the Purchaser in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence and power; (ii) corporate authorization; (iii) governmental authorization; (iv) non-contravention; (v) capitalization; (vi) subsidiaries; (vii) SEC filings and internal controls; (viii) financial statements; (ix) disclosure documents; (x) absence of certain changes; (xi) no undisclosed material liabilities; (xii) compliance with laws and court orders; (xiii) litigation; (xiv) properties; (xv) oil and gas matters; (xvi) taxes; (xvii) employee benefit plans; (xviii) environmental matters; (xvix) material contracts; (xx) finders’ fees; (xxi) opinion of financial advisor; and (xxii) antitakeover statutes.

In the Merger Agreement, the Purchaser has made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things, with respect to the Purchaser: (i) corporate existence, power and ownership of the Shares; (ii) corporate authorization; (iii) governmental authorization; (iv) non-contravention; (v) disclosure documents; (vi) litigation; (vii) guarantee; (viii) finders’ fees; (ix) financial capability; (x) ownership of shares; and (xi) no other transactions.

The Merger Agreement provides that the representations and warranties contained therein will not survive the Acceptance Time; provided that such provision will not place any limit on any covenant or other agreement contained in the Merger Agreement or in any other writing delivered pursuant to the Merger Agreement or in connection with the Merger Agreement that by its terms applies in whole or in part after the Acceptance Time.

Operating Covenants

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Merger Effective Time and the date, if any, on which the Merger Agreement is terminated pursuant to its terms, except (a) as may be required by applicable law, (b) as may be agreed to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or permitted pursuant to the Merger Agreement, (d) as set forth in the confidential disclosure schedules that the Company delivered to the Founder and the Purchaser in connection with the execution of the Merger Agreement or (e) with respect to actions taken or omitted by, or at the specific direction of, any Specified Person (as defined in the Merger Agreement) taken at the direction of the Founder or with the Founder’s consent (the exceptions set forth in the foregoing clauses (a) – (e), the “Interim Covenant Exceptions”), the Company has agreed to, and has agreed to cause each of its subsidiaries to use its and their commercially reasonable efforts to: (i) conduct its business in the ordinary course of business and preserve intact its present business organization; and (ii) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

From the date of the Merger Agreement until the earlier of the Merger Effective Time and the date, if any, on which the Merger Agreement is terminated pursuant to its terms, except pursuant to any Interim Covenant Exception, the Company has agreed not to, and has agreed to cause each of its subsidiaries not to:

•

amend its or any of its subsidiaries’ certificates of incorporation, bylaws or other similar organizational documents, other than: (i) in immaterial respects and (ii) amendments to the governing documents of any wholly owned subsidiary of the Company that would not prevent, materially delay or materially impair the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	split, combine or reclassify any shares of its capital stock;

•

declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by or among any of its wholly owned subsidiaries;

•

redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of the Company or of its subsidiaries, except as required by the terms of the Company’s long-term incentive compensation plans;

•

issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any securities of the Company or its subsidiaries, other than the issuance of: (i) any Shares underlying Company RS Awards that are issued after the date of the Merger Agreement as permitted under the Merger Agreement; or (ii) any shares of securities of any subsidiaries of the Company to the Company or any other subsidiary of the Company;

•	amend any term of any security of the Company or of any subsidiary of the Company, except as required by the terms of any the Company’s long-term incentive compensation plans;

•

incur any material capital expenditures or any obligations or liabilities in respect thereof not included in the budget as currently approved by the Company Board, other than in the ordinary course of business;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any business, division, corporation, partnership or other business organization or division thereof, other than: (i) in the ordinary course of business consistent with past practice; and (ii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $250 million individually or $500 million in the aggregate;

•

sell or otherwise transfer any business, division, corporation, partnership or other business organization or division thereof, other than: (i) sales of equipment or assets in the ordinary course of business consistent with past practice; or (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $250 million individually or $500 million in the aggregate;

•

other than in connection with permitted capital expenditure actions pursuant to the Merger Agreement, make any loans, advances or capital contributions to, or investments in, any other person (other than loans or advances between the Company and any of its wholly owned subsidiaries or among wholly owned subsidiaries of the Company and capital contributions to or investments in its wholly owned subsidiaries), other than: (i) in the ordinary course of business consistent with past practice; and (ii) loans, advances, capital contributions to, or investments in, the Purchaser in connection with consummating the Offer and the Merger;

•

create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof other than: (i) indebtedness or guarantees outstanding on the date of the Merger Agreement or among the Company and any of its wholly owned subsidiaries or among wholly owned subsidiaries of the Company; (ii) indebtedness or guarantees incurred thereafter in the ordinary course of business consistent with past practice or as necessary to finance working capital needs; and (iii) indebtedness or guarantees incurred in connection with the financing of the Offer and the Merger;

•

settle any material lawsuit before a governmental authority, except for settlements: (i) in the ordinary course of business; or (ii) that involve monetary remedies with a value not in excess of $25 million (net of amounts covered by insurance or indemnification agreements with third parties) and that do not impose material equitable relief against the Company or any of its subsidiaries;

•

except: (i) as required by applicable law; (ii) under the terms of any of the Company’s long-term incentive compensation plans in effect on the date of the Merger Agreement; or (iii) in the ordinary course of business consistent with past practice (A) grant any material severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any executive officer, (B) increase materially the compensation or benefits provided to any current or former executive officer (other than increases in base compensation in the ordinary course of business), (C) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former executive officer or (D) establish, adopt, enter into or amend in any material respect any employee benefit or compensation plan or collective bargaining agreement;

•	change the Company’s methods of financial accounting, except as required by GAAP or Regulation S-X under the Exchange Act;

•

(i) other than in the ordinary course of business, enter into any material closing agreement described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. law), (ii) other than in the ordinary course of business, settle any material tax claim, audit or assessment for an amount materially in excess of amounts reserved in the Company’s financial statements or (iii) seek any material written ruling from a taxing authority (it being agreed and understood that, notwithstanding any other provision and subject to certain exceptions described in the Merger Agreement, none of the clauses above or below shall apply with respect to tax or tax compliance matters);

•

withdraw or modify, or permit the withdrawal or modification of, approval or ratification by an appropriate committee of the Company Board, or the Company Board directly, for all payments or benefits that have been, or are to be, made or granted pursuant to employment compensation, severance, and other employee benefit arrangements of the Company and its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

No Solicitation

Pursuant to the Merger Agreement, the Company has agreed that, until the Acceptance Time, neither it nor any of its subsidiaries shall, and the Company and its subsidiaries shall cause their respective officers and directors not to, authorize any of its or their respective employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or other representatives (collectively, “Representatives”) to, directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•

enter into, engage in or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that has made or is seeking to make an Acquisition Proposal, in each case relating to an Acquisition Proposal (other than to refer them to the terms of the Merger Agreement that prohibit such discussions);

•

enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other definitive agreement relating to an Acquisition Proposal (other than an acceptable confidentiality agreement);

•

fail to include the recommendation by the Company Board (the “Company Board Recommendation”) or the recommendation by the Special Committee (the “Special Committee Recommendation”) in the Schedule 14D-9 that the Public Shareholders tender their Shares into the Offer;

•	withdraw or modify in a manner adverse to the Purchaser or propose publicly to withdraw or modify the Company Board Recommendation or the Special Committee Recommendation; or

•	recommend any Acquisition Proposal (any of the foregoing, an “Adverse Recommendation Change”).

Any violation of the foregoing restrictions by any Representative of the Company or its subsidiaries who is also an affiliate of the Purchaser will not be a breach of the foregoing restrictions by the Company.

Notwithstanding the restrictions described above, at any time prior to the Acceptance Time, if the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to take the following actions would be inconsistent with its fiduciary duties under applicable law:

•

The Company, directly or indirectly through advisors, agents or other intermediaries, may: (i) contact any third party that has made an Acquisition Proposal that was not solicited in material breach of the Merger Agreement to clarify the terms thereof; and (ii) engage in negotiations or discussions with any third party and its Representatives that has made a bona fide Acquisition Proposal that was not solicited in material breach of the Merger Agreement that the Special Committee determines in good faith constitutes or could lead to a Superior Proposal (as defined below) and furnish to such third party or its Representatives non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with such third party (which need not contain a standstill provision), provided that, to the extent that any material non-public information relating to the Company or its subsidiaries is provided to any such third party which was not previously provided to or made available to the Purchaser, such material non-public information or access is provided or made available to the Purchaser promptly (and in any event within 48 hours) thereafter; and

•

Subject to compliance with the notices requirement of the Company and the last look right of the Purchaser described below, the Special Committee may: (i) make an Adverse Recommendation Change in response to a material fact, event, change or development in circumstances arising after the date of the Merger Agreement that was not known or reasonably foreseeable to the Special Committee as of the date of the Merger Agreement and does not involve or relate to an Acquisition Proposal (an “Intervening Event”) (but in no event shall any of the following constitute or contribute to an Intervening Event: (A) changes in the market price or trading volume of the Shares, in and of itself (however the underlying reasons for such changes may constitute an Intervening Event), (B) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal, (C) changes in the Company’s reserves estimates (including categorization thereof) or production volumes as compared to expected, forecasted or previously estimated amounts or (D) changes in the value of any land or any real property interest, regardless of whether owned by the Company or any other person; provided that the facts, events, changes or developments in circumstances giving rise to or contributing to any such change may constitute an Intervening Event) provided, further, that the determination of whether an Intervening Event has occurred as a result of an increase in crude oil prices shall be based solely on a material increase in long term crude oil price expectations determined with reference to expected prices over a period not shorter than that utilized in calculating the Average Crude Oil Price; or (ii) terminate the Merger Agreement in accordance with the terms of the Merger Agreement in connection with the receipt of a Superior Proposal that was not solicited in material breach of the Merger Agreement.

The Company is required to notify the Purchaser promptly (but in no event later than 48 hours) after the Company or any of its Representatives receives any bona fide written Acquisition Proposal or any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that has notified the Company that it is considering making, or has made, an Acquisition Proposal or any third party that has made such request for the purpose of facilitating the submission of an Acquisition Proposal, and shall provide copies of any written materials submitted to the Company by any third party that describes the terms or conditions of any Acquisition Proposal and keep the Purchaser reasonably informed of the status and material terms and conditions of any Acquisition Proposal.

The term “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any third party offer, proposal or inquiry, or any third party indication of interest that would result in: (i) the acquisition or purchase, directly or indirectly, of 30% or more of the consolidated assets of the Company and its subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 30% or more of the consolidated assets of the Company; (ii) a tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 30% or more of the consolidated assets of the Company; or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 30% or more of the consolidated assets of the Company.

The term “Average Crude Oil Price” means, as of a date of determination, the arithmetic average over the ten trading days ending on and including such date (the “Averaging Period”) of the arithmetic average on each day during the Averaging Period of the settlement prices (per barrel) of NYMEX West Texas Intermediate (WTI) crude oil futures contracts appearing in the “Settle” column as published on the CME Group Crude Oil Futures website (which as of the date hereof is https://www.cmegroup.com/markets/energy/crude-oil/light-sweet-crude.settlements.html) for each of the 36 months of January 2023 through December 2025, which contracts have the following Globex Codes: CLF3, CLG3, CLH3, CLJ3, CLK3, CLM3 CLN3, CLQ3, CLU3, CLV3, CLX3, CLZ3, CLF4, CLG4, CLH4, CLJ4, CLK4, CLM4 CLN4, CLQ4, CLU4, CLV4, CLX4, CLZ4, CLF5, CLG5, CLH5, CLJ5, CLK5, CLM5 CLN5, CLQ5, CLU5, CLV5, CLX5, CLZ5; provided, that (a) if CME Group Crude Oil Futures settlement prices are no longer available at the time of such determination, such crude oil index or price as is then commonly used in the industry shall be utilized in substitution for CME Group Crude Oil Futures and (b) if trading of a given futures contract has terminated, it shall be replaced with the next chronological futures contract. For example, if trading of the January 2023 contract has terminated, the contract for January 2023 (Globex Code: CLF3) would be replaced with the contract for January 2026 (Globex Code: CLF6).

The term “Superior Proposal” means a bona fide Acquisition Proposal (but substituting “100%” for all references to “15%” or “30%”, as applicable, in the definition of such term) that the Special Committee determines in good faith, after consultation with the Special Committee’s financial advisor, is on the terms that are more favorable from a financial point of view to the Company’s shareholders (other than the Founder Family Rollover Shareholders) (taking into account any offer by the Purchaser to amend the terms of the Merger Agreement).

Company Board Recommendation

The Company has represented to the Purchaser in the Merger Agreement that the Company Board, upon the unanimous recommendation of the Special Committee, at a meeting duly called and held:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Public Shareholders;

•

approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the OGCA;

•	resolved that the Merger Agreement and the Merger shall be governed by Section 1081.H of the OGCA; and

•	resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their Shares into the Offer,

in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

The Merger Agreement does not prevent the Company, the Special Committee or the Company Board (or any committee thereof) from: (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to shareholders with regard to the transactions contemplated by the Merger Agreement or an Acquisition Proposal (provided that neither the Company nor the Special Committee may recommend any Acquisition Proposal unless permitted by the provisions described above); (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; or (iii) informing such third party of the restrictions imposed by the Merger Agreement.

Last Look

Neither the Special Committee nor the Company Board may make an Adverse Recommendation Change or terminate the Merger Agreement in connection with a Superior Proposal unless:

•

The Company shall have notified the Purchaser, in writing and at least four business days prior to taking such action, of its intention to take such action, specifying, in reasonable detail, the reasons for the Adverse Recommendation Change or termination of the Merger Agreement in connection with a Superior Proposal, as applicable; and

•

The Purchaser shall not have made, within three business days after receipt of such written notification, an offer to amend the terms of the Merger Agreement that the Special Committee determines in good faith, after consultation with the Special Committee’s financial advisor, obviates the need to effect the Adverse Recommendation Change or termination of the Merger Agreement, as applicable.

Regulatory Undertaking

See “—Section 19—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Access to Information

From the date of the Merger Agreement until the earlier of the Merger Effective Time or the termination of the Merger Agreement, subject to applicable law, the Company has agreed to: (i) provide the Purchaser and its Representatives, upon reasonable notice and request, reasonable access during normal business hours to the offices, properties, books and records of the Company and its subsidiaries; (ii) furnish to the Purchaser and its Representatives such financial and operating data and other information as such persons may reasonably request; and (iii) instruct its Representatives to cooperate reasonably with the Purchaser in its investigation of the Company and its subsidiaries. The Purchaser agreed to, and agreed to cause its Representatives to, hold any such information confidential, consistent with past practice prior to the Merger Effective Time.

Financing Cooperation

From the date of the Merger Agreement until the earlier of the Merger Effective Time and the date, if any, on which the Merger Agreement is terminated, the Company will, and will use its reasonable best efforts to cause its Representatives to, provide the Purchaser such cooperation as may be reasonably requested by the Purchaser with respect to the debt financing transactions intended to be pursued by the Company in order to generate proceeds that, together with (i) the unrestricted cash of the Company and (ii) borrowings by the Company under the Company’s Revolving Credit Agreement are sufficient to pay the Required Amount (as defined in the Merger Agreement) (any revolver borrowing and such other debt financing, the “Debt Financing”). Such cooperation shall include using reasonable best efforts to:

•

make appropriate officers reasonably available, with appropriate advance notice and at times and locations reasonably acceptable to the Company and any applicable Debt Financing Source (as defined in the Merger Agreement) for participation in a reasonable number of bank meetings, road shows, due diligence sessions and reasonable assistance in the preparation thereof, in each case, in connection with customary marketing efforts of the Purchaser and/or the Company for all or any portion of the Debt Financing;

•

furnish the Purchaser and the Debt Financing Sources with copies of such historical financial data with respect to the Company and its subsidiaries as is reasonably requested by the Purchaser or any financing source and is customarily required for the arrangement and syndication of financings;

•

assist with the preparation of appropriate and customary materials relating to the Company and its subsidiaries for rating agency presentations, offering documents, bank information memoranda and similar documents reasonably required in connection with the Debt Financing;

•

provide reasonable and customary authorization letters to the Debt Financing Sources authorizing the distribution of information relating to the Company and its subsidiaries to prospective lenders subject to customary confidentiality provisions;

•	cooperate with the Purchaser to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and its affiliates; and

•

provide the Purchaser and the Debt Financing Sources promptly, and in any event, where possible, at least five business days prior to the closing of the Merger, with all documentation and other information that any financing source has requested in writing and that such financing source has reasonably determined is required by regulatory authorities under applicable “know your customer”, anti-money laundering rules and regulations, including without limitation, the USA PATRIOT Act, and beneficial ownership information.

Director and Officer Indemnification and Insurance

The surviving corporation has agreed, for the six years after the Merger Effective Time, to indemnify and hold harmless the present and former directors, officers, employees, trustees, members, fiduciaries, and agents of the Company and its subsidiaries and any individuals serving in such capacity at or with respect to other persons at the Company’s or its subsidiaries’ request (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including advancing attorneys’ fees and expenses or other necessary expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by applicable law; provided, that such advance may be conditioned upon the surviving corporation’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by a final non-appealable judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to the Merger Agreement), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Merger Effective Time, in each case to the fullest extent permitted by the OGCA or any other applicable law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement, provided that all rights to indemnification in respect of any claim made within such period will continue until the disposition of the applicable action or resolution of the applicable claim.

From and after the Merger Effective Time, the surviving corporation has also agreed to, for six years after the Merger Effective Time, cause to be maintained in effect provisions in the surviving corporation’s and its subsidiaries’ certificates of incorporation and bylaws and other organizational documents (or in such documents of any successor to the business of the surviving corporation and its subsidiaries) regarding limitation of liability of directors, indemnification of directors, officers and employees and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

The Merger Agreement also provides that, prior to the Merger Effective Time, the Company will purchase a “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries (collectively, “D&O Insurance”), with respect to matters arising on or before the Merger Effective Time, with a term of not less than six years after the Merger Effective Time, in each case with respect to any claim related to any period of time at or prior to the Merger Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance in effect as of the date of the Merger Agreement.

Conditions to the Offer

See “—Section 18—Conditions to the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction (or to the extent permissible under applicable law, waiver) of the following conditions:

•	there being no injunction or other order issued by a court of competent jurisdiction or any applicable law issued or enacted that prohibits or makes illegal the consummation of the Merger; and

•	the Purchaser shall have accepted for payment the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination

The Merger Agreement may be terminated at any time prior to the Merger Effective Time:

•	by mutual written agreement of the Company (provided that such termination is approved by the Special Committee) and the Purchaser;

•	by either the Company (provided that such termination is approved by the Special Committee) or the Purchaser upon written notice to the other party, if:

•

the Acceptance Time has not occurred on or before 5:00 p.m. (New York City time) on December 31, 2022 (the “End Date”); provided that the right to terminate the Merger Agreement under this provision will not be available to a party whose breach of any provision of the Merger Agreement is the primary cause of the failure to consummate the Offer by the End Date; or

•

prior to the Acceptance Time, any injunction or other order is issued by a court of competent jurisdiction that has become final and non-appealable or any applicable law is issued, enacted or enforced that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or permanently enjoins the Purchaser from consummating the Offer or the Merger; provided that the right to terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement is the primary cause of the existence of any fact or occurrence described in either of the foregoing clauses;

•	by the Purchaser, if, prior to the Acceptance Time:

•

an Adverse Recommendation Change has occurred (provided that any written notice delivered by the Special Committee or the Company to the Purchaser stating the Special Committee’s intention to make an Adverse Recommendation Change in advance thereof shall not, in and of itself, result in the Purchaser having a termination right pursuant to this provision); or

•

the Company breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement that would cause any of the conditions set forth in clauses (iv) or (v) of “—Section 18—Conditions to the Offer” to fail to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, the Company does not cure such breach or failure within 30 days after receipt by the Special Committee and the Company of the Purchaser’s written notice of such breach or failure; provided, however, that the Purchaser may not invoke this termination right at any time that, the Purchaser is in material breach of any of its representations, warranties, obligations or agreements under the Merger Agreement;

•	by the Company (provided that such termination has been approved by the Special Committee), if:

•

the Purchaser will have (A) failed to commence the Offer within five business days of the latest date on which the Offer was required to be commenced hereunder, (B) terminated the Offer in breach of the terms of the Merger Agreement or (C) made any change to the Offer in material breach of its obligations under the Merger Agreement; provided that the Company shall not have the right to terminate the Merger Agreement pursuant to clause (A) if the Company’s breach of any provision of the Merger Agreement is the primary cause of the failure of the Purchaser to timely commence the Offer;

•

(A) all of the offer conditions and the merger conditions (other than any conditions that by their terms are to be satisfied by the delivery of documents or the taking of actions at the closing of the Merger, each of which would be, as of the date of notice referenced in clause (C) below, satisfied if the Acceptance Time and the closing of the Merger were to occur on such date) have been satisfied, (B) the Purchaser, following the Expiration Time and in violation of the terms of the Merger Agreement, fails to accept for purchase Shares validly tendered (and not validly withdrawn) in accordance with the terms of the Merger Agreement, (C) the Company has provided written notice to the Purchaser (and the Company shall not have delivered written notice (which notice shall require the prior written approval of the Special Committee) purporting to revoke such notice (which revocation notice shall require the prior written approval of the Special Committee)) (1) that all of the offer conditions and the merger conditions (other than any conditions that by their terms are to be satisfied by the delivery of documents or the taking of actions at the closing of the Merger, each of which would be, as of the date of such notice, satisfied if the Acceptance Time and the closing of the Merger were to occur on the date of such notice) have been satisfied, (2) of the Company’s intention to terminate the Merger Agreement if the Purchaser fails to accept for purchase Shares validly tendered (and not validly withdrawn) and (3) that the Company is ready, willing and able to consummate the closing of the Merger on such date of notice and at all times during the two business day period immediately thereafter and (D) the Purchaser fails to accept for purchase Shares validly tendered (and not validly withdrawn) and consummate the closing of the Merger within two business days following the date of receipt of such written notice;

•

prior to the Acceptance Time, the Purchaser breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement that would reasonably be expected to prevent the Purchaser from consummating the Offer or the Merger and such breach or failure is incapable of being cured by the End Date or, if capable of being cured by the End Date, the Purchaser does not cure such breach or failure within 30 days after receipt by the Purchaser of written notice from the Company of such breach or failure; provided, however, that the Company may not invoke this termination right at any time that, the Company is in material breach of any of its representations, warranties, obligations or agreements under the Merger Agreement; or

•

in connection with the receipt of a Superior Proposal as permitted under the heading “—No Solicitation” above; provided that the Company has complied in all material respects with the remainder of that section in connection with such Superior Proposal.

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will become void and of no effect without liability of either party to the Merger Agreement (or any shareholder or Representative of such party) to the other party; provided that the Company shall not be relieved or released from any liabilities or damages arising out of its fraud or willful breach of the Merger Agreement, and that certain provisions of the Merger Agreement shall survive any termination of the Merger Agreement.

Special Termination Dividend

•

If the Merger Agreement is (i) unilaterally terminated by the Company for any of the reasons listed above or (ii) mutually terminated by either the Purchaser or the Company because the Acceptance Time has not occurred prior to the End Date and at such time, the Company could have unilaterally terminated the Merger Agreement for the reasons listed above, then unless prohibited by Section 1052 of the OGCA (and in that event, solely to the extent and solely for so long as so prohibited), the Company Board will, within three business days of such termination, declare and fix a record date for a cash dividend (the “Unaffiliated Shareholder Termination Dividend”) to be paid no later than 30 business days following such declaration date to holders of Shares in an amount per Share equal to the quotient obtained by dividing (i) $250,000,000 by (ii) the number of Shares (other than Rollover Shares held by the Founder Family Rollover Shareholders) issued and outstanding as of the date of such termination. Each Founder Family Rollover Shareholder irrevocably and unconditionally waived the right to receive the Unaffiliated Shareholder Termination Dividend with respect to the Subject Shares and any other Shares beneficially owned by such person. In the Support Agreement, each Founder Family Rollover Shareholder has agreed to reasonably cooperate with the Company and its agents and representatives to ensure that no portion of the Unaffiliated Shareholder Termination Dividend is paid to the Founder Family Rollover Shareholders, and if any Founder Family Rollover Shareholder receives any portion of the Unaffiliated Shareholder Termination Dividend in respect of their Shares, such Founder Family Rollover Shareholder has agreed to provide notice to the Company and transfer any such monies received to the Company as promptly as practicable.

•

The Unaffiliated Shareholder Termination Dividend is payable only once, and not in duplication, even though such payment may be required under one or more provisions of the Merger Agreement. In the event that the Company declares and pays the Unaffiliated Shareholder Termination Dividend in full, notwithstanding anything else herein to the contrary, the payment in full of the Unaffiliated Shareholder Termination Dividend shall be the sole and exclusive remedy of the Company, its shareholders, affiliates of the Company and Representatives of the Company for any and all losses or damages suffered or incurred by the Company, its shareholders, affiliates of the Company and Representatives of the Company in connection with the Merger Agreement (and the termination hereof), the transactions contemplated by the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and, none of the Purchaser, the Founder, the Founder Family Rollover Shareholders or their affiliates or Representatives shall have any further liability, whether pursuant to a claim at law or in equity, to the Company, its shareholders, affiliates of the Company and Representatives of the Company in connection with the Merger Agreement (and the termination hereof), the transactions contemplated by the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, its shareholders, affiliates of the Company and Representatives of the Company shall be entitled to bring or maintain any action, suit or proceeding against the Purchaser, the Founder, the Founder Family Rollover Shareholders or their affiliates or Representatives for damages or any equitable relief arising out of or in connection with the Merger Agreement (and the termination hereof), the transactions contemplated by the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination.

•

The parties to the Merger Agreement acknowledged and agreed that the payment of the Unaffiliated Shareholder Termination Dividend is not intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate the Company and its shareholders (other than the Founder Family Rollover Shareholders), as applicable, in the circumstances described above in which it is payable, for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Costs and Expenses

Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs or expenses.

Amendment; Waiver

The Merger Agreement provides that any provision of the Merger Agreement may be amended or waived prior to the Merger Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that: (i) any such amendment accepted or waiver given by the Company will be at the direction of and approved by the Special Committee; (ii) after the Acceptance Time, no amendment shall be made that decreases the amount, or changes the form of, the Offer Price or the consideration payable pursuant to the Merger Agreement or that would adversely affect the rights of the holders of the Shares, other than the holders of Rollover Shares, in connection with the Merger; and (iii) following the contribution of the equity interests of the Purchaser to the Company by the Founder in accordance with the Merger Agreement, no such amendment or waiver shall be made without first obtaining the written approval of the Founder.

Actions that Require Special Committee Approval

The Merger Agreement provides that, notwithstanding anything in the Merger Agreement to the contrary, until the consummation of the Offer and the Merger, the Company may take the following actions only with the prior approval of, and will take any such action if directed to do so by, the Special Committee:

•	amending, restating, modifying or otherwise changing any provision of the Merger Agreement, the Support Agreement or the Limited Guarantee;

•

waiving any right under the Merger Agreement, the Support Agreement or the Limited Guarantee, or extending the time for the performance of any obligation of Purchaser under the Merger Agreement or any other party under the Support Agreement or the Limited Guarantee;

•	terminating the Merger Agreement, the Support Agreement or the Limited Guarantee;

•	taking any action under the Merger Agreement, the Support Agreement or the Limited Guarantee that expressly requires the approval of the Special Committee;

•

making any decision or determination, or taking any action under or with respect to the Merger Agreement, the Support Agreement or the Limited Guarantee that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; and

•	agreeing to do any of the foregoing.

Additionally, no decision or determination may be made, or action taken, by the Company Board under or with respect to the Merger Agreement, the Support Agreement or the Limited Guarantee without first obtaining the approval of the Special Committee. In the event that the Special Committee ceases to exist, any consents, determinations, actions or other rights or obligations afforded to the Special Committee will be afforded to a majority of the remaining independent and disinterested members of the Company Board.

Specified Persons

The Merger Agreement provides that, notwithstanding anything in the Merger Agreement to the contrary, to the extent any actions or omissions of the Founder, or certain of our executive officers and non-independent directors (collectively, the “Specified Persons”) taken at the direction of the Founder or with the Founder’s consent, would constitute a breach by the Company of a covenant or agreement contained in the Merger Agreement, the Support Agreement or the Limited Guarantee, or would result in any of the representations or warranties of the Company contained in the Merger Agreement, the Support Agreement or the Limited Guarantee becoming inaccurate for which the Company otherwise would have been responsible, such breach or inaccuracy will be disregarded as a basis for providing the Purchaser with any rights or remedies, or relieving the Purchaser of any obligations, or otherwise providing a benefit to the Purchaser under the Merger Agreement. Additionally, the Merger Agreement provides that the Purchaser does not have any right to rely on any failure of the Covenants Condition or the Representations and Warranties Condition (both as defined in “The Offer—Section 18—Conditions to the Offer”) to be satisfied (or terminate the Merger Agreement in connection with a breach of a representation or warranty or covenant of the Company) or claim any damage or seek any other remedy at law or in equity to the extent that such failure, damage or injury arises from any actions or omissions of the Company, any Specified Person taken at the direction of the Founder or with the Founder’s consent.

17. Dividends and Distributions

As discussed in “—Section 16—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except: (i) with the prior written consent of the Purchaser (email by an officer of the Purchaser being sufficient and such consent shall not be unreasonably withheld, conditioned or delayed); (ii) as expressly contemplated by the Merger Agreement; (iii) as set forth in the confidential disclosure schedules that the Company delivered to the Founder and the Purchaser in connection with the execution of the Merger Agreement; or (iv) as required by applicable law, the Company has agreed not to, and has agreed not to permit any of its subsidiaries to:

•	split, combine or reclassify any shares of its capital stock;

•

declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of its wholly owned subsidiaries; or

•

redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of the Company or its subsidiaries except as required by the terms of the Company’s long-term incentive compensation plans.

18. Conditions to the Offer

Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for, or cause to be paid for, any Shares pursuant to the Offer, if:

(i)	the Merger Agreement shall have been terminated in accordance with its terms;

(ii)

the Company Board (upon the recommendation of the Special Committee) or the Special Committee shall have effected and not withdrawn an Adverse Recommendation Change (the “Special Committee Recommendation Condition”);

(iii)

any injunction or other order is issued by a court of competent jurisdiction or any applicable law is issued, enacted or enforced that prohibits or makes illegal the consummation of the Offer or the Merger;

(iv)

(1) any of the representations of the Company contained in certain sections and regarding any of the following: (A) corporate existence and power; (B) corporate authorization; (C) absence of certain changes; (D) finders’ fees; (E) opinion of financial advisor; or (F) antitakeover statutes shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time) or (2) any of the representations and warranties of the Company (disregarding all materiality and “Company Material Adverse Effect” qualifications contained therein) shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), in the case of clause (2) only, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect (the “Representations and Warranties Condition”);

(v)	the Company shall have failed to perform in all material respects any of its obligations under the Merger Agreement required to be performed prior to the Expiration Time (the “Covenants Condition”);

(vi)

there shall have occurred, from the date of the Merger Agreement, an event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing; or

(vii)	the Average Crude Oil Price determined on the day that is three business days prior to the Expiration Time is less than $60.24 (the “Average Crude Oil Price Condition”).

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, occurrence or circumstance which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, or continuing results of operations of the Company and its subsidiaries, taken as a whole, excluding any effect from: (A) any changes in conditions or developments generally applicable to the oil and gas exploration, development or production industry in any area or areas where the assets of the Company or any of its Subsidiaries are located; (B) changes in the financial or securities markets or general economic or political conditions, including changes generally in supply, demand, price levels, inflation and the rate thereof, interest rates, changes in the price of any commodity (including hydrocarbons) or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates, in each case in the United States or any area or areas where the assets of the Company or any of its subsidiaries are located; (C) the occurrence, escalation, outbreak or worsening of any cyberattacks, data breaches, acts of war, sabotage or terrorism or military conflicts; (D) the conflict between the Russian Federation and Ukraine; (E) the existence, occurrence or continuation of any natural disasters, including any earthquakes, floods, hurricanes, tropical storms, fires, pandemics, epidemics or other natural disasters; (F) changes or proposed changes in applicable law or applicable accounting regulations (including GAAP), including interpretations and the enforcement thereof; (G) the negotiation, execution, announcement, performance, pendency or consummation of the transactions contemplated by the Merger Agreement, including (i) by reason of the identity of the Founder or any of his affiliates or their respective financing sources, or any communication by the Purchaser, the Founder or any of their affiliates or their respective financing sources, including regarding their plans or intentions with respect to the conduct of the business of the Company or any of its subsidiaries and (ii) any litigation, claim or legal proceeding threatened or initiated against the Founder, the Purchaser, the Company or any of their respective affiliates, officers or directors, in each case, arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, including the effect thereof on the relationships, contractual or otherwise, of the Company or any of its subsidiaries with employees, contractors, investors, customers, suppliers, lenders, partners and other third parties; provided that the exception in this clause (G) shall not apply, including for purposes of the conditions to the Offer, to the representations and warranties relating to non-contravention; (H) any action taken by the Special Committee or the Company or any of its subsidiaries pursuant to the Merger Agreement, or any action taken or not taken at the prior written request or direction of the Founder or the Purchaser; (I) any failure by the Company and its subsidiaries to meet any internal, external or published budgets, projections, forecasts or predictions of financial performance or results of operations for any period (but this clause (I) shall not prevent a party from asserting that any change, event, occurrence or circumstance that may have contributed to such failure, and that is not otherwise excepted pursuant to this definition, independently constitutes or contributes to a Company Material Adverse Effect); or (J) any change in the market price, trading volume or credit rating of any of the Company’s securities; provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any change, event, occurrence or circumstance underlying such change, and that is not otherwise excepted pursuant to this definition, has resulted in or contributed to a Company Material Adverse Effect; provided that, with respect to clauses (A) through (F), any effects resulting from any change, event, occurrence or circumstance that have had a materially disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, relative to other participants in the oil and gas exploration, development and production industry may be considered (to the extent not otherwise excepted pursuant to this definition) for purposes of determining whether a Company Material Adverse Effect has occurred pursuant to this definition (but only to the extent of the incremental disproportionate effect thereof).

Subject to the terms and conditions of the Merger Agreement, the foregoing offer conditions are for the sole benefit of the Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by the Purchaser, in whole or in part, at any time, at the sole discretion of the Purchaser. The failure or delay by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

19. Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Based on our examination of publicly available information filed by the Company with the SEC and a review of certain information furnished by the Company to us, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or supernational, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 18—Conditions to the Offer.”

State Takeover Statutes

In general, Section 1090.3 of the OGCA prevents an Oklahoma corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested shareholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested shareholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested shareholder.” Since the Founder has been an interested shareholder for more than three years before the Offer and Merger, the provisions of Section 1090.3 of the OGCA are inapplicable to the Company. However, the Company’s Third Amended and Restated Certificate of Incorporation contains provisions similar to the provisions of Section 1090.3 of the OGCA, except that certain exempted persons, including the Purchaser and its affiliates, are excluded from the definition of “interested shareholder.” The Company has represented to us in the Merger Agreement that the Company has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 1090.3 of the OGCA.

In addition to Section 1090.3 of the OGCA, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. The Company has represented to us in the Merger Agreement that no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger Agreement or any of the transactions contemplated thereby.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “—Section 18— Conditions to the Offer.”

Regulatory Undertakings

Under the Merger Agreement (including for the avoidance of doubt, any actions described under the heading “—No Solicitation” above), the Company and the Purchaser have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable (in each case, to the extent within each party’s control) under applicable law to consummate the transactions contemplated by the Merger Agreement as soon as practicable (and in any event prior to the End Date), including: (i) preparing and filing (and the Purchaser shall cause its applicable affiliates to prepare and file) as promptly as practicable with any governmental authority, or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any filings requested or recommended by any governmental authority pursuant to its regulations); and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

From and after the date of the Merger Agreement, each of the Company and the Purchaser has agreed to promptly notify the other of any of the following: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement; (iii) any actions, suits, claims, proceedings or, to such party’s knowledge, investigations commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries or the Purchaser, as the case may be, that relate to the consummation of the transactions contemplated by the Merger Agreement; and (iv) any failure of that party to perform in all material respects any of its obligations under the Merger Agreement that is reasonably likely to cause an offer condition (as set forth in Annex I to the Merger Agreement) not to be satisfied by it hereunder; provided that the delivery of any notice shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and the failure to deliver any notice shall not constitute a breach of the Merger Agreement.

Litigation Related to the Offer and the Merger

On August 11, 2022, Pembroke Pines Firefighters & Police Officers Pension Fund (“Pembroke”), a beneficial owner of Shares, delivered a demand letter (the “Demand Letter”) to the Company requesting the inspection of its books and records in order to investigate potential breaches of fiduciary duties by the Company Board, senior management, and the Founder under Oklahoma law in connection with the proposed transaction. On August 18, 2022, the Company delivered a response to the Demand Letter to stating that the Demand Letter was premature, overbroad, speculative and unfounded. On October 20, 2022, Pembroke updated the Demand Letter.

On August 25, 2022, Walter T. Doggett, on behalf of himself and a class of all other similarly situated public shareholders of the Company (such parties, collectively, the “Doggett Plaintiffs”), filed a class action petition in the District Court of Oklahoma County in the State of Oklahoma (the “District Court”) against the Founder, as the controlling shareholder of the Company, for breaches of fiduciary duties in connection with the proposed transaction. The Doggett Plaintiffs, among other things, allege that the proposal made by the Founder is intrinsically unfair to the Doggett Plaintiffs and that the Founder breached fiduciary duties owed to the Doggett Plaintiffs. The Doggett Plaintiffs seek, among other things: (i) an injunction against the consummation of the proposed transaction or, if the proposed transaction is consummated, monetary damages; (ii) regardless of whether the proposed transaction is consummated, reimbursement for the costs and disbursements of bringing the lawsuit, including reasonable attorneys’ and experts’ fees; and (iii) other equitable relief. The Founder intends to defend himself vigorously against this lawsuit.

Other lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

20. Fees and Expenses

Intrepid has provided certain financial advisory services to the Founder in connection with the transactions contemplated by the Merger Agreement, for which Intrepid will receive compensation, as described above under “Special Factors—Section 2—Materials Prepared by the Founder’s Financial Advisor.” In the ordinary course, Intrepid and its affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Purchaser in connection with the transactions contemplated by the Merger Agreement:

Type of Fee	Amount
Filing Fees	$474,943
Depositary and Exchange Agent	30,700
Information Agent (including mailing and advertisement cost)	255,000
Printing and other	30,000

Total	$790,643

In addition to the fees and expenses described above, the Founder has agreed to pay Intrepid a transaction fee, a portion of which payment is contingent and payable upon consummation of the Merger. The Purchaser also anticipates that it will incur legal expenses in connection with the Offer and the Merger, including fees and expenses of counsel to the Founder.

The Company will incur its own fees and expenses in connection with the Offer.

21. Conduct of the Company’s Business If the Offer Is Not Consummated

If the Offer is not consummated, we will re-evaluate our options with respect to the Company. In particular, we may, among other things:

•	not take any action at that time, including not purchasing any additional Shares; and/or

•	make a new tender offer.

If we were to pursue either of these alternatives, it might take considerably longer for the Public Shareholders to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. No assurance can be given that any of such alternatives will be pursued or as to the price per Share that may be paid in any such future acquisition of the Shares or the effect any such actions could have on trading price of the Shares.

22. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of the Founder, the Purchaser or any of its respective affiliates not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The Founder Family Group and the Company have filed with the SEC the Schedule 13E-3, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9, together with the exhibits, setting forth the Company Board Recommendation and furnishing certain additional related information pursuant to the Exchange Act. The Schedule 13E-3 and the Schedule 14D-9 and any exhibits or amendments may be examined, and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning the Company” and “—Section 9—Certain Information Concerning the Founder Family Group” above.

Omega Acquisition, Inc.

October 24, 2022

SCHEDULE I

Directors and Executive Officers of the Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of the sole director and executive officers of the Purchaser are set forth below.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Harold G. Hamm

Chairman of the Board of Directors of the Company May 2021 – Present

President and Sole Director of the Purchaser October 2022 – Present

Executive Chairman of the Company January 2020 – May 2021

Chief Executive Officer of the Company 1967 – December 2019

Shelly G. Lambertz

Director of the Company May 2018 – Present

Vice President and Secretary of the Purchaser October 2022 – Present

Executive Vice President, Chief Culture and Administrative Officer of the

Company January 2022 – Present

Chief Culture Officer, Senior Vice President, Human Resources of the

Company February 2020 – January 2022

Vice President, Human Resources of Company October 2018 – February 2020

Chief Operating Officer of Hamm Capital August 2011 – October 2018

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Founder and the Founder Family Group

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of the Founder and the Founder Family Group are set forth below.

Natural Persons

Name	Current Principal Occupation or Employment and Five-Year Employment History

Harold G. Hamm	See the above table titled “Directors and Executive Officers of the Purchaser”

Roger Clement	Certified Public Accountant (self-employed)

Deana Ann Cunningham	Self-employed

Harold Thomas Hamm	Owner – TSC Environmental (d.b.a. Trinity Services and Consulting LLC) (self-employed)

Hilary Honor Hamm	Director of Federal Affairs and Corporate Sustainability of the Company, April 2022 – Present Senior Manager of Partnerships at Concordia, September 2021 – March 2022

Jane Elizabeth Hamm Lerum	Student at Oklahoma University Oklahoma County, January 2019 – July 2020

Shelly G. Lambertz	See the above table titled “Directors and Executive Officers of the Purchaser”

Jackson Alexander White	Senior Associate Data Science Analyst at the Company Former student at Southern Methodist University

Entities

Name	Principal Business and State of Organization
Transwestern Transports LLC	An Oklahoma limited liability company

Harold G. Hamm Trust

2015 Shelly Glenn Lambertz Trust I

2015 Shelly Glenn Lambertz Trust II

Shelly Glenn Lambertz Succession Trust

2015 Harold Thomas Hamm Trust I

2015 Harold Thomas Hamm Trust II

Harold Thomas Hamm Succession Trust

2015 Deana Ann Cunningham Trust I

2015 Deana Ann Cunningham Trust II

Deana Ann Cunningham Succession Trust

2015 Hilary Honor Hamm Trust I

2015 Hilary Honor Hamm Trust II

Hilary Honor Hamm 2005 Irrevocable Trust

2015 Jane Hamm Lerum Trust I

2015 Jane Hamm Lerum Trust II

Jane Elizabeth Hamm 2005 Irrevocable Trust

The Hamm family trusts were established by certain members of the Founder Family Rollover Shareholders. All of the trusts were established in the State of Oklahoma and are governed by Oklahoma law.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth: (i) certain information with respect to the Shares beneficially owned by the Founder Family Group, the Founder and the Purchaser and, to the best of their knowledge, their respective directors and officers; and (ii) the purchases of Shares by the Founder Family Group, the Founder and the Purchaser and, to the best of their knowledge, their respective directors and officers during the past 60 days. The security ownership information in the table below is given as of the date of this Offer to Purchase and, in the case of percentage ownership information, is based on 363,019,728 Shares outstanding as of October 16, 2022. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below).

	Securities Ownership
Filing Person	Number	Percent	Securities Transactions for Past 60 Days
Roger Clement(1)	142,929,154	39.4%	None
Deana Ann Cunningham(2)	28,768,467	7.9%	None
Harold Thomas Hamm(3)	28,767,596	7.9%	None
Hilary Honor Hamm(4)	28,418,182	7.8%	None
Jane Elizabeth Hamm Lerum(5)	28,635,433	7.9%	None
Shelly Glenn Lambertz(6)	28,571,403	7.9%	None
Jackson Alexander White(7)	2,322	*	None
Founder(8)	184,862,306	50.9%	None
Purchaser	0	0%	None
All of the Founder Family Group as a group	299,736,024	82.6%	None
All directors and officers of the Purchaser as a group	206,753,148	57.0%	None

*	Less than 1%
(1)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Mr. Clement indirectly beneficially owns the reported Shares through trusts for which he serves as trustee or co-trustee. Mr. Clement disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Cunningham directly beneficially owns 1,600 Shares in her individual capacity and indirectly beneficially owns (i) 5,380,561 Shares through the 2015 Deana Ann Cunningham Trust I, (ii) 23,302,648 Shares through the 2015 Deana Ann Cunningham Trust II and (iii) 83,658 Shares through the Deana Ann Cunningham Succession Trust, each of which Ms. Cunningham serves as trustee or co-trustee. Ms. Cunningham disclaims any beneficial ownership of the reported Shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(3)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Mr. Hamm indirectly beneficially owns (i) 5,380,561 Shares through the 2015 Harold Thomas Hamm Trust I, (ii) 23,302,648 Shares through the 2015 Harold Thomas Hamm Trust II and (iii) 84,387 Shares through the Harold Thomas Hamm Succession Trust, each of which Mr. Hamm serves as trustee or co-trustee. Mr. Hamm disclaims any beneficial ownership of the reported Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Hamm directly beneficially owns 1,449 Shares she holds in her individual capacity, which includes (a) 429 Shares of restricted common stock which vest on February 15, 2023, (b) 510 Shares of restricted common stock which vest on February 15, 2024 and (c) 510 Shares of restricted common stock which vest on February 15, 2025 and indirectly beneficially owns (i) 5,507,764 Shares through the 2015 Hilary Honor Hamm Trust I and (ii) 22,908,969 Shares through the 2015 Hilary Honor Hamm Trust II, each of which Ms. Hamm serves as co-trustee. Ms. Hamm disclaims any beneficial ownership of the reported Shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(5)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Lerum indirectly beneficially owns (i) 5,507,764 Shares through the 2015 Jane Hamm Lerum Trust I and (ii) 23,127,669 Shares through the 2015 Jane Hamm Lerum Trust II, each of which Ms. Lerum serves as co-trustee. Ms. Lerum disclaims any beneficial ownership of the reported Shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

S-3

(6)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Lambertz directly beneficially owns 140,513 Shares she holds in her individual capacity, which includes (a) 27,865 Shares of restricted common stock which vest on February 15, 2023, (b) 46,532 Shares of restricted common stock which vest on February 15, 2024 and (c) 36,772 Shares of restricted common stock which vest on February 15, 2025 and indirectly beneficially owns (i) 83,658 Shares through the Shelly Glenn Lambertz Succession Trust, (ii) 5,380,561 Shares through the 2015 Shelly Glenn Lambertz Trust I, (iii) 22,962,483 Shares through the 2015 Shelly Glenn Lambertz Trust II, whereby Ms. Lambertz serves as trustee or co-trustee of each of the aforementioned trusts, (iv) 2,300 Shares held by Ms. Lambertz’s spouse and (v) 1,888 Shares through a custodial account, which Ms. Lambertz manages as custodian for her son Zachary Richard Lambertz. Ms. Lambertz disclaims any beneficial ownership of the reported Shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(7)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Mr. White directly beneficially owns the reported Shares in individual capacity, which includes (i) 118 Shares of restricted common Stock which vest on February 15, 2023, (ii) 158 Shares of restricted common stock which vest on February 15, 2024 and (iii) 158 Shares of restricted common stock which vest on February 15, 2025.

(8)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Founder beneficially owns 184,862,306 Shares, including (i) 156,340,643 Shares he owns directly, which includes 10,405 Shares of restricted common stock that vest on May 1, 2023, (ii) 64,452 Shares held by Transwestern Transports LLC, an entity of which the Hamm G. Hamm Trust is the sole member, and (iii) 28,457,211 Shares with respect to which Founder holds an irrevocable proxy granted by certain trusts established for the benefit of his family.

S-4

SCHEDULE II

General Corporation Act of Oklahoma Section 1091 Appraisal Rights

(A) Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word “shareholder” means a holder of record of stock in a stock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and “depository receipt” means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(B) (1) Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Section 1081 of this title, other than a merger effected pursuant to subsection G of Section 1081 of this title, or the provisions of Section 1082, 1084, 1085, 1086, 1087, 1090.1 or 1090.2 of this title.

(2) (a) No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the agreement of merger or consolidation, or, the case of a merger pursuant to subsection H of Section 1081 of this title, as of immediately before the execution of the agreement of merger, were either:

1. listed on a national securities exchange; or

2. held of record by more than two thousand holders.

(b) In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

(3) Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Section 1081, 1082, 1084, 1085, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

(a) shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

(b) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than two thousand holders, or

(c) cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

(d) any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

(4) In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 or 1083.1 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

(C) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

(D) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders who was such on the record date for notice of such meeting, or such members who received notice in accordance with subsection C of Section 1081 of this title, with respect to shares for which appraisal rights are available pursuant to subsection B or C of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of Section 1004.1 of this title. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation is approved pursuant to the provisions of Section 1073, subsection H of Section 1081, Section 1083 or Section 1083.1 of this title, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of the constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of the constituent corporation, and shall include in the notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of Section 1004.1 of this title. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice or, in the case of a merger approved pursuant to subsection H of Section 1081 of this title, within the later of the consummation of an offer contemplated by subsection H of Section 1081 of this title and twenty (20) days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of the holder’s shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder’s shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

(a) each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

(b) the surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice or, in the case of a merger approved pursuant to subsection H of Section 1081 of this title, later than the later of the consummation of the offer contemplated by subsection H of Section 1081 of this title and twenty (20) days following the sending of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(E) Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders. Notwithstanding the foregoing, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty (120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation or, in the case of a merger approved pursuant to subsection H of Section 1081 of this title, the aggregate number of shares, other than any excluded stock (as defined in subparagraph d of paragraph 6 of subsection H of Section 1081 of this title), that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in paragraph 2 of subsection H of Section 1081 of this title and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within ten (10) days after the shareholder’s written request for a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later. Notwithstanding subsection A of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this section.

(F) Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after service, shall file, in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or other publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

(G) At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds one percent (1%) of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds One Million Dollars ($1,000,000.00), or (3) the merger was approved pursuant to Section 1083 or Section 1083.1 of this title.

(H) After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at five percent (5%) over the Federal Reserve discount rate including any surcharge, as established from time to time during the period between the effective date of the merger and the date of payment of judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

(I) The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

(J) The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

(K) From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just; provided, however, that this provision shall not affect the right of any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such shareholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within sixty (60) days after the effective date of the merger or consolidation, as set forth in subsection E of this section.

(L) The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Overnight Courier:	By Regular, Registered, Certified or Express Mail:
American Stock Transfer & Trust Company, LLC c/o Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC c/o Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (800) 283-9185

Banks and Brokers: (212) 269-5550

Email: CLR@dfking.com